FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

of

PROVINCE OF NEW BRUNSWICK
CANADA
(Name of Registrant)

Date of end of last fiscal year:  March 31, 2012
SECURITIES REGISTERED *
(As of close of fiscal year)

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

DANIÈLE AYOTTE Canadian Consulate General 1251 Avenue of the Americas New York, NY 10020
Copies to:
JASON LEHNER Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405 Toronto, ON Canada M5L 1E8	LEONARD LEE-WHITE Assistant Deputy Minister Treasury Division Province of New Brunswick P.O. Box 6000 Fredericton, NB Canada E3B 5H1
*The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:

1.  In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)  The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b)  The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c)  The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2.  A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)  Internal funded debt of the registrant. (Total to be stated in the currency of the registrant.  If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to page 32 of Exhibit 99.1 hereto.

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable.  No statement needs to be furnished as to intergovernmental debt.)

Reference is made to page 32 of Exhibit 99.1 hereto.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 48, 49, 50 and 51 of Exhibit 99.1 hereto.

4. a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

As at March 31, 2012, the total amount held by or for the account of the registrant was as follows:

Date of Maturity	Interest Rate (%)	Series	Amount Outstanding	Amount Held in Sinking Fund	Date Issued

15 May 2020	9 ¾	DU	$ 200,000,000	$ 53,335,000	May 1990
1 May 2022	8 ¾	EI	200,000,000	15,067,000	May 1992
15 Feb. 2013	7 5/8	EO	200,000,000	67,995,000	Feb. 1993
15 Aug. 2013	6 ¾	ET	200,000,000	120,290,000	Sept. 1993
21 Feb. 2017	5 1/5	GR	500,000,000	-	Feb. 2007
4 Mar. 2016	2 7/8	GY	CHF 300,000,000	-	Mar. 2009
15 June 2018	2 ¾	HD	604,000,000	-	June 2011

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

  Not practicable to furnish.

(3) Total amount otherwise outstanding.

Date of Maturity	Interest Rate (%)	Series	Amount Outstanding	Month Issued

May 15, 2020	9.75	DU	US$ 146,665,000	May 1990
May 1, 2022	8.75	EI	US$ 184,933,000	May 1992
February 15, 2013	7.625	EO	US$ 132,005,000	February 1993
August 15, 2013	6.75	ET	US$ 79,710,000	September 1993
February 21, 2017	5.20	GR	US$ 500,000,000	February 2007
March 4, 2016	2.875	GY	CHF 300,000,000	March 2009
June 15, 2011	2.75	HD	604,000,000	June 2011

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

The Province of New Brunswick sinking fund is a general investment type fund.  The Provincial Loans Act and in some cases the terms and conditions of the debenture issue specify the minimum rate at which sinking fund installments will be made.  Purchases of bonds into the fund are generally discretionary.  Many of the bonds purchased into the fund are New Brunswick or New Brunswick guaranteed bonds.  The Province is also permitted to buy debt instruments issued or guaranteed by the Government of Canada or any province of Canada and other debt instruments defined by the Provincial Loans Act.

5.           A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Not applicable.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Not applicable.

6.           Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported.  These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

  Reference is made to pages 19 to 30 of Exhibit 99.1 hereto.

7.           (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

  None.

  (b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

  Not applicable.

This annual report comprises:

(a)           Pages numbered ii to vi consecutively.

(b)           The following exhibits:

99.1	Current Description of the Province of New Brunswick

99.2	Province of New Brunswick 2012- 2013 Budget Excerpt (incorporated by reference to Amendment No. 3 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated April 3, 2012)

99.3
Province of New Brunswick Public Accounts for the fiscal year ended March 31, 2012 Volume 1 Financial Statements (incorporated by reference to Amendment No. 4 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated September 13, 2012)

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 19th day of December 2012.

Province of New Brunswick
By: /s/ Leonard Lee-White Leonard Lee-White Assistant Deputy Minister Treasury Division Department of Finance

v

EXHIBIT INDEX

Exhibit Number	Description

99.1	Current Description of the Province of New Brunswick

99.2	Province of New Brunswick 2012-2013 Budget Excerpt (incorporated by reference to Amendment No. 3 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated April 3, 2012)

99.3
Province of New Brunswick Public Accounts for the fiscal year ended March 31, 2012 Volume 1 Financial Statements (incorporated by reference to Amendment No. 4 to the Annual Report of the Province of New Brunswick filed on Form 18-K/A, dated September 13, 2012)

Exhibit “99.1” Current Province of New Brunswick Description

December 19, 2012

Exhibit “99.1” Current Province of New Brunswick Description

Table of Contents
Page

Map of the Province
Summary of Economic and Financial Information
General Information
The Economy
Revenue and Expenditure of the Province
Financing
Consolidation of New Brunswick Public Sector Debt
Public Sector Pension Liabilities
New Brunswick Power Holding Corporation
New Brunswick Electric Finance Corporation
Funded Debt Outstanding at March 31, 2012
Foreign Exchange
Sources of Information
3 4 6 8 19 30 35 36 37 46 47 50 50

All dollar amounts herein are in Canadian dollars unless otherwise specified.  On December 19th, 2012 the noon spot exchange rate for United States (U.S.) dollars as reported by the Bank of Canada, expressed in Canadian dollars was $101.62.

Financial data for the Province of New Brunswick ("New Brunswick" or the "Province") have been rounded.  Certain information presented in tabular form may not add to the total presented due to such rounding.

The Province made a major change in its accounting policies during the year ended March 31, 2005 by implementing the new government reporting model recommendations of the Public Sector Accounting Board (“PSAB”) of the Canadian Institute of Chartered Accountants (“CICA”).  The Province now distinguishes between financial and non-financial assets and is now accounting for tangible capital assets as prescribed by PSAB.  The new reporting model has resulted in a number of financial statement changes.  In some cases historical data cannot be reproduced in the new format.

Compound annual rates of growth are computed by using the "geometric average method" which is based on first and last year observations of the variables rather than all observations over the period concerned.

Exhibit “99.1” Current Province of New Brunswick Description

MAP OF NEW BRUNSWICK

QUÉBEC
Matapédia
Dalhousie
Campbellton
Miscou Island
Île Lamèque
Caraquet
Shippagan
RESTIGOUCHE
Bathurst
Saint-Quentin
GLOUCESTER
Tracadie
MADAWASKA
Edmundston
Gulf of St. Lawrence
Golfe du St-Laurent
Saint-Léonard
VICTORIA
NORTHUMBERLAND
Van Buren
Grand Falls
Grand-Sault
Chatham
Miramichi
PRINCE EDWARD ISLAND
Plaster Rock
Rivière Miramichi River
Détroit de Northumberland Strait
Perth-Andover
Richibucto
ÎLE-DU-PRINCE-ÉDOUARD
Presque Isle
KENT
CARLETON
Doaktown
Bouctouche
MAINE
(U.S.A.)
(É.-U.)
YORK
SUNBURY
QUEENS
Shediac
Houlton
Woodstock
Chipman
Moncton
WESTMORLAND
Minto
Nackawic
Fredericton
Sackville
Amherst
Fleuve Saint John River
Oromocto
ALBERT
NOVA SCOTIA
Sussex
McAdam
Alma
NOUVELLE-ÉCOSSE
KINGS
ST. JOHN
CHARLOTTE
St. Martins
Saint John
St. Stephen
St. George
Calais
St. Andrews
Bay of Fundy
Baie de Fundy
Deer Island
Campobello Island
Grand Manan Island

NEWFOUNDLAND
TERRE-NEUVE
QUÉBEC
P.E.I.
Î.-P.-É.
ONTARIO
Montréal
Ottawa
NOVA SCOTIA
NOUVELLE-ÉCOSSE
Toronto
U.S.A.
É.-U.
Boston
New York

Exhibit “99.1” Current Province of New Brunswick Description
SUMMARY OF ECONOMIC AND FINANCIAL INFORMATION FOR NEW BRUNSWICK
The following summary information is qualified in its entirety by the information contained herein:

	Year Ended December 31,

						CAGR1%
	2007	2008	2009	2010	2011	2007-2011
	(In millions of dollars where applicable)
Economy
Gross Domestic Product (GDP) at market prices	27,966	28,533	29,026	30,941	32,180	3.6%
Household income	22,777	23,960	24,527	25,144	26,087	3.5%
Retail trade	9,407	10,017	10,093	10,592	11,102	4.2%
Manufacturing sales	15,647	17,815	14,240	17,257	19,809	6.1%
Foreign commodity exports	11,183	12,808	9,925	12,688	14,790	7.2%
Population at July 1 (in thousands)	745	747	750	753	755	0.3%
Unemployment rate	7.5%	8.5%	8.8%	9.3%	9.5%	--
Change in Consumer Price Index	1.9%	1.7%	0.3%	2.1%	3.5%	--
Change in Real GDP	1.1%	0.9%	-0.6%	3.1%	0.0%	--

Source Statistics Canada: numbers are subject to adjustment
1Compound annual growth rate

	Year Ending March 31,
	2009	2010	2011	2012	Budget Estimates 2013
	(In millions of dollars)
Government Finance
Ordinary Account (Surplus) Deficit	150.8	620.9	515.6	169.2	240.4
Net Capital Expenditure	431.1	566.3	857.3	488.1	714.9
(Surplus) Deficit on Special Purpose Account	(5.2)	(5.4)	(0.7)	(3.1)	7.3
(Surplus) Deficit on Special Operating Agency	(21.2)	(11.6)	(17.3)	(2.0)	(2.6)
Earnings from Sinking Fund	(233.4)	(216.4)	(223.5)	(225.6)	(221.0)
Accounting adjustments on consolidation	135.9	38.7	(98.3)	3.6	-
Increase (Decrease) in Net Debt	458.0	992.5	1,033.0	430.1	738.9
Adjustments related to non financial assets	(267.7)	(247.8)	(376.0)	(169.5)	(556.0)
Annual (Surplus) Deficit	190.3	744.7	657.0	260.6	182.9

Exhibit “99.1” Current Province of New Brunswick Description

	Year Ended March 31,

	2008	2009	2010	2011	2012
	(In millions of dollars unless indicated)

Provincial Purpose Funded Debt 1
Gross Provincial Purpose Funded Debt	9,461.7	10,127.6	10,470.2	11,986.4	12,852.4
Less Sinking Funds	4,161.9	4,159.9	4,192.9	4,341.4	4,237.0
Net Provincial Purpose Funded Debt	5,299.8	5,967.7	6,277.3	7,645.0	8,615.4

As a Percent of GDP	19.6	21.8	22.7	26.7	28.0

	Year Ended March 31,

	2008	2009	2010	2011	2012
	(In millions of dollars)

Funded Debt Used for Advances to NB Power/NBEFC 2
Gross Advances	3,602.9	4,177.1	4,217.1	4,662.3	4,654.6
Less Sinking Funds	309.4	415.4	364.1	393.1	378.2
Net Advances	3,293.5	3,761.7	3,853.0	4,269.2	4,276.4

	Year Ended March 31,
	2008	2009	2010	2011	2012
	(In millions of dollars)

Contingent Liabilities	78.8	88.2	90.1	92.1	49.1

1 Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.
2 Foreign currency issues are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange.  See section on
New Brunswick Electric Finance Corporation.

Exhibit “99.1” Current Province of New Brunswick Description

GENERAL INFORMATION

Introduction

New Brunswick (“New Brunswick” or the “Province”) is located on the eastern seaboard of Canada and is one of the four Atlantic provinces.  New Brunswick has a total area of 28,355 square miles of which about 12,877 square miles is Crown land owned by the Province.  The St. John River flows for a distance of over 300 miles through the Province to its mouth on the Bay of Fundy.  The Province's population is concentrated principally in the valleys of the St. John and other rivers.

A large part of New Brunswick is covered by forests which constitute a major natural resource.  Other natural resources include fish and shellfish, farmland and base metals, coal, potash, limestone and other minerals.  The location of the Province provides the advantage of cost effective water transportation for its products to export markets in the eastern U.S., Great Britain and Western Europe.  Saint John, New Brunswick’s largest city, located at the mouth of the St. John River on the Bay of Fundy, is home to one of North America’s largest oil refineries and is one of the two principal seaports in eastern Canada that remain open throughout the year.  Consequently, some Canadian shipping, which would otherwise pass through the St. Lawrence River, is diverted to the Saint John port during the winter months.

According to Statistics Canada, the population of the Province on July 1, 2012 was estimated at 755,950.  The three largest urban areas of New Brunswick and their respective populations based on 2011 census figures are Moncton (138,644), Saint John (127,761) and Fredericton (94,268), the capital of the Province.

Government

Canada consists of a federation of provinces and federal territories with a constitutional division of powers between the federal and provincial governments established by the Constitution Act, 1867 and the Constitution Act, 1982.  Under these Acts the provinces are assigned jurisdiction over health, social services, education, municipal institutions, property and civil rights, natural resources and other matters of purely private or local concern.  The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as the federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, the postal services, railways and navigation, and employment insurance.

The Constitution Act, 1982 provides for enlarged provincial jurisdiction over, and taxation of, certain natural resources and electrical energy, a Charter of Rights and Freedoms, including language rights, the principles of the reduction of regional economic disparities and the making of fiscal equalization payments to certain provinces by the Government of Canada, and for the amendment of the constitution in Canada.  Each province owns mineral and other resources on its provincial Crown Lands and may own sub-surface resources on its other lands.

The executive power in New Brunswick is vested in the Lieutenant-Governor acting on the advice of the Executive Council.  The Executive Council is responsible to the Legislative Assembly.  The Lieutenant-Governor, who is the representative of the Queen, is appointed by the Governor-General of Canada in Council on the recommendation of the Prime Minister of Canada.  The current Lieutenant-Governor is the Honourable Graydon Nicholas.  Members of the Executive Council are appointed by the Lieutenant-Governor on the nomination of the Premier from members of the Legislative Assembly. There are presently 18 members of the Executive Council, including the Premier, the Honourable David Alward.

Legislative power is exercised by the Legislative Assembly and legislation becomes effective upon the assent of the Lieutenant-Governor unless otherwise specified in the legislation.  The Legislative Assembly is elected for a term of four years and may be dissolved at any time by the Lieutenant-Governor.  Of a total of 55 seats in the Legislative Assembly, 41 are held by the Progressive Conservative Party, 13 are held by the Liberal Party and one held by an Independent Progressive Member. The last provincial general election was held on September 27, 2010, in which the Progressive Conservative Party defeated the Liberal Party.  Subject to the Legislative Assembly Act, the next provincial general election will be held on September 22, 2014 and thereafter on the fourth Monday in September in the fourth calendar year following the most recently held provincial general election.

Exhibit “99.1” Current Province of New Brunswick Description

International Trade Agreements

 Canada’s participation in the Canada-U.S. Free Trade Agreement (“FTA”) and North American Free Trade Agreement (“NAFTA”) improves international trade opportunities for the Provinces and Territories with the U.S and Mexico. Over the past 25 years these trade agreements have provided the Province of New Brunswick with an extraordinary advantage in the U.S. market.  As the U.S. implements more regional/bilateral free trade agreements, Canada’s exclusive position is being eroded. Canadian business stakeholders have indicated that Canada should diversify its trade relationships.

The World Trade Organization (“WTO”) remains the cornerstone of Canadian trade policy and New Brunswick maintains its support for Canada’s position on the negotiating framework for the Doha Development Round and for the WTO as an institution.  The Province participates actively on federal/provincial committees concerned with implementation, dispute settlement and future negotiation issues related to international trade and investment agreements.

On February 12, 2010, Canada and the United States signed the Canada-U.S. Agreement on Government Procurement which includes for the first time provincial and territorial procurement commitments under the World Trade Organization (“WTO”) Government Procurement Agreement (“GPA”). Negotiations to modernize the World Trade Organization’s GPA and to expand market access opportunities for the 15 parties to the agreement, including the Provinces and Territories of Canada, were successfully concluded in December 2011.  As a result, Canadian suppliers are guaranteed, non-discriminatory access to opportunities in the government procurement markets of other 15 GPA parties.

The Government of Canada has become more aggressive with its regional trade agenda.  In less than six years, Canada has concluded free trade agreements with nine countries: Colombia, Honduras, Jordan, Panama, Peru, and the European Free Trade Association member states of Iceland, Liechtenstein, Norway and Switzerland. Negotiations are ongoing with India, Japan, South Korea as well as with the Caribbean Community, the Dominican Republic and the Central America Four.

Canada and the European Union (“EU”) undertook an economic study in 2008 which predicts that liberalizing trade in goods and services could potentially bring a 20% boost to bilateral trade and GDP gains of up to $12 billion (or €8.2 billion) for Canada by 2014.  On May 6, 2009, the Prime Minister, the European Union President and the European Commission President announced the formal launch of negotiations on the Comprehensive Economic and Trade Agreement (“CETA”). The first round of CETA negotiations took place in Ottawa in October, 2009 with the governments of the Canadian Provinces and Territories taking an active role in international trade negotiations for the first time. Talks advanced through 2011, with a final formal Round of talks held the week of October 17, 2011.  Both Canada and the EU remain committed to maintaining the momentum of the negotiations with the aim of concluding by the end of 2012.

On Sept 12, 2006, Canada and the U.S. signed the Softwood Lumber Agreement (“SLA”) which excluded Atlantic Canada from the “export measures”, not the terms of the SLA overall.  Since the SLA came into force on October 12, 2006, all softwood lumber of Atlantic origin continues to enter the U.S. duty free, export tax free and with no quota restrictions.

In January of 2012, Canada and the United States agreed to a two-year extension of the Softwood Lumber Agreement, from its original seven years to October, 2015.

Exhibit “99.1” Current Province of New Brunswick Description

THE ECONOMY

Economic Update 2012

Economic activity in New Brunswick was below expectations during the first half of 2012. Through the first nine months employment is up by 900 jobs as full-time job gains (+3,300) have offset part-time job losses (-2,400) compared to the first nine months of 2011. At 2.8%, average weekly earnings growth slowed during the first half of the year, compared to previous years. Similarly, wages and salaries grew less than 2.0% and trailed the national growth rate. Consumer spending tightened during the second quarter of the year. After experiencing moderate growth in the first quarter, retail sales have since slowed. Gains in wood product manufacturing were not enough to offset the impact of falling energy prices on the manufacturing sector as sales fell by 1.7%. Despite the slowdown in manufacturing sales, exports continued to show steady growth. Housing starts through to September in the province’s urban centres were up 12% over year earlier levels as multi-unit construction in the Moncton area was largely responsible for the gains. Consumer inflation in the province averaged 2%, slightly above the national growth rate of 1.8%.

Developments in 2011

The Canadian economy grew by 2.4% in 2011, a marked slowing from the 3.2% pace set in 2010. Growth was supported largely by domestic demand, led by business investment, consumer spending and housing, while government expenditures were essentially flat. Government capital spending together with net exports acted as a drag on economic growth. Provinces with stronger ties to commodity markets like British Columbia, Alberta, Saskatchewan and Newfoundland and Labrador, reported the best performances.

Due to mounting uncertainty in the rest of the world, economic activity in New Brunswick slowed in 2011 from a significant rebound from the 2008-2009 global slowdown in 2010. Real GDP growth was flat in 2011 after increasing 3.1% in 2010.
New Brunswick reported a decline in the number employed, as gains in part-time jobs were not sufficient to offset losses in full-time employment. Most job losses were in the service sector and came primarily from trade, and transportation and warehousing. Wood product manufacturing employment was one bright spot within the economy.

Wages and salaries grew at a modest rate in 2011, supporting consumer expenditures in the province. Similar to the rest of the country, spending on non-energy products was constrained by high gasoline prices. High energy prices exerted upward pressure and pushed consumer prices in New Brunswick up 3.5% in 2011. Excluding fuel costs, however, the CPI grew at a more modest 2.1%.

Rising commodity prices resulted in a 16.6% increase in exports in 2011. However, when adjusted for price growth, exports remained stable following a notable increase in 2010. A slowdown in mineral production in the fourth quarter of 2011 offset an otherwise healthy performance in the mining sector. Manufacturing sales experienced another year of double-digit growth, the result of high world petroleum prices.

Private and public investment levels were down from the previous year impacting economic activity in the province. Public sector investment fell in 2011 as several economic stimulus projects came to an end. The overall contribution of government expenditures on economic growth was limited. All levels of government commenced austerity measures in an attempt to move towards a more sustainable fiscal environment.

Residential investment fell in 2011 due to a drop in housing starts (-15.8%). While the Fredericton region experienced a slight increase over 2010, housing starts in the Moncton and Saint John urban areas declined.

Economic Activity

In 2011, the nominal value of New Brunswick’s GDP was estimated at $32,180 million in current prices or $42,604 per capita. Over the 2007 to 2011 period, GDP at market prices grew at a compound annual growth rate of 0.8%, below the national growth rate of 1.0%.

On an industry basis, comparing 2007 and 2011, the real GDP from goods producing industries declined by 1.2%. The real GDP of service producing industries recorded a compound annual growth rate of 1.6% during that same period.

Exhibit “99.1” Current Province of New Brunswick Description

The gross value of manufacturing sales increased at a compound annual growth rate of 6.1% (in current prices) over the 2007 to 2011 period, while foreign exports of commodities rose at a compound annual growth rate of 7.2% (in current prices).

Household income has increased from $22,777 million in 2007 to $26,087 million in 2011 (in current prices), a compound annual growth rate of 3.5%. On a per capita basis, household income increased from $30,557 to $34,537 (in current prices) over the same period, growing at a compound annual growth rate of 3.1%. Retail trade for New Brunswick increased at a compound annual growth rate of 4.2% (in current prices) over the same period.

The following table sets forth selected indices of economic activity for New Brunswick and for Canada as a whole

Selected Economic Indicators
	Year Ended December 31,					CAGR1
	2007	2008	2009	2010	2011	2007-2011
	(In millions of dollars unless otherwise indicated)
Gross domestic product, income-based
New Brunswick	27,966	28,533	29,026	30,941	32,180	3.6%
Canada	1,566,015	1,645,875	1,564,790	1,664,762	1,762,432	3.0%
Gross domestic product, chained (2007) dollars
New Brunswick	27,966	28,226	28,065	28,928	28,922	0.8%
Canada	1,566,015	1,583,164	1,538,834	1,587,558	1,628,295	1.0%
Household income
New Brunswick	22,777	23,960	24,527	25,144	26,087	3.5%
Canada	1,209,145	1,261,772	1,261,084	1,300,474	1,356,004	2.9%
Household income per capita ($ thousands)
New Brunswick	30,557	32,079	32,705	33,397	34,537	3.1%
Canada	36,721	37,871	37,391	38,107	39,323	1.7%
Per capita Gross Domestic Product (in dollars)
New Brunswick	37,518	38,201	38,704	41,096	42,604	3.2%
Canada	47,559	49,399	46,396	48,782	51,109	1.8%
Private and public investment (new)	6,032	6,544	5,916	6,192	5,744	-1.2%
Retail trade	9,407	10,017	10,093	10,592	11,102	4.2%
Manufacturing sales	15,647	17,815	14,240	17,257	19,809	6.1%
Foreign commodity exports	11,183	12,808	9,925	12,688	14,790	7.2%
Change in Consumer Price Index
New Brunswick	1.9%	1.7%	0.3%	2.1%	3.5%	N/A
Canada	2.2%	2.3%	0.3%	1.8%	2.9%	N/A
Unemployment rate
New Brunswick	7.5%	8.5%	8.8%	9.3%	9.5%	N/A
Canada	6.0%	6.1%	8.3%	8.0%	7.4%	N/A
1Compound annual growth rate Source: Statistics Canada

Structure of the Economy

Contributions from natural resources (especially forestry related industries) to the New Brunswick economy have stabilized in the last few years following a steady decline over the 2005 to 2008 period. The provincial economy shows a larger concentration of service industries than goods-producing industries compared to Canada as a whole. During the 2007 to 2011 period, real GDP in the service industries accounted for 73.9% of total real GDP compared to 71.1% for Canada. Growth in goods-producing industries has been declining over the same time period.

Exhibit “99.1” Current Province of New Brunswick Description

The following table shows real GDP by industry in New Brunswick for the years 2007 to 2011, valued in chained 2002 dollars.

Real Gross Domestic Product at basic prices, by Industry
	For Year Ended December 31,
	2007	2008	2009	2010	2011	CAGR1% 2007-2011
	(In millions of chained 2002 dollars)
Goods-Producing Industries
Agriculture, forestry, fishing and hunting	714.5	748.1	737.5	771.4	747.2	1.1%
Mining and oil and gas extraction	291.1	310.1	250.8	273.9	272.4	-1.6%
Utilities	696.6	702.1	727.5	731.0	728.6	1.1%
Construction	1,504.1	1,559.0	1,358.7	1,342.0	1,245.6	-4.6%
Manufacturing	2,533.5	2,335.9	2,305.0	2,530.5	2,502.7	-0.3%
Total Goods-Producing Industries	5,867.4	5,802.9	5,461.1	5,742.1	5,581.3	-1.2%

Service-Producing Industries
Wholesale trade	1,148.2	1,039.2	1,021.9	1,044.2	1,031.5	-2.6%
Retail trade	1,443.0	1,512.6	1,549.1	1,582.9	1,605.0	2.7%
Transportation and warehousing	1,161.3	1,102.4	1,111.9	1,107.8	1,111.2	-1.1%
Information and cultural industries	789.4	788.0	783.8	792.1	806.5	0.5%
Finance and insurance, real estate and renting and leasing and management of companies and enterprises	3,811.1	3,897.4	4,008.6	4,125.5	4,219.5	2.6%
Professional, scientific and technical services	609.6	665.4	675.6	690.6	717.1	4.1%
Administrative and support, waste management and remediation services	513.8	511.3	485.9	479.2	479.8	-1.7%
Educational services	1,114.9	1,141.7	1,169.2	1,208.6	1,217.7	2.2%
Health Care and Social Assistance	1,661.0	1,713.0	1,763.3	1,819.2	1,844.0	2.6%
Arts, entertainment and recreation	127.7	121.0	116.5	118.0	119.7	-1.6%
Accommodation and food services	452.2	462.7	456.0	455.7	452.2	0.0%
Other services (except public administration)	562.3	584.7	583.5	589.7	597.7	1.5%
Public Administration	2,075.0	2,118.2	2,189.2	2,253.8	2,257.4	2.1%
Total Service-Producing Industries	15,464.8	15,681.5	15,945.1	16,305.4	16,497.5	1.6%

Total Real Domestic Product	21,308.1	21,448.2	21,341.3	21,989.6	22,011.4	0.8%
Source: Statistics Canada Totals may not add up due to the adoption of the chain Fisher deflation methodology 1 Compound Annual Growth Rate

Primary Industries

Mining.

New Brunswick is a major Canadian producer of lead, zinc, silver, potash, natural gas, peat, antimony, bismuth and cadmium. Other locally produced minerals include copper, salt, limestone, coal, marl and silica. In 2011, the overall value of mineral production reached $1.3 billion, an 8.1% increase over 2010. Another strong year for potash production was largely responsible for the 10.4% growth in non- metallic mineral production. Metallic mineral production grew by 6.7%. The mining and oil and gas extraction industry represents almost 3% of provincial GDP.

Exhibit “99.1” Current Province of New Brunswick Description

Employment in the mining and oil and gas extraction industry stood at 4,300 in 2011, down 600 from a year earlier. The $1.7 billion expansion of the potash mine (adjacent to its existing operation near Sussex) is expected to be completed in 2013. The additional production capacity resulting from the expansion of the potash mine is expected to more than offset the closure of Xstrata’s Brunswick base metal mine in northern New Brunswick in early 2013.

Mineral Production
	Year Ended December 31,
	2007	2008	2009	2010	2011	p
	(In millions of dollars)
Metallic Minerals	1,201.2	900.9	768.2	766.3	817.5
Non-metallic minerals	n/d	n/d	n/d	444.3	490.7
Coal	n/d	n/d	n/d	0	0
Total	1,540.2	1,537.0	1,100.4	1,210.5	1,308.2
p - preliminary n/d - not disclosed Source: Natural Resources Canada

Forestry

Approximately 83.5% of the land area of New Brunswick is forested and roughly one-half of the forested land is owned by the Province as Crown land. Nearly all Crown land is subject to timber licenses or harvest agreements.  Harvest activities on Crown land generated $65.9 million in Crown royalties for the fiscal year ended March 31, 2012.  The Province received $64.1 million of these royalties from Licensee and Sub-licensee harvest activities and $1.8 million was forwarded to New Brunswick First Nation Communities in accordance and in association with First Nation harvesting activities.

The following table sets forth the most recently published estimates of forest production in New Brunswick for the years 2006 through 2010.

Forest Production
	Year Ended December 31,
	2006	2007	2008	*	2009	*	2010
	(In thousands of cubic metres)
Logs and Bolts	6,371	5,187	5,187		3,432		4,394
Pulpwood	3,985	3,677	3,677		4,423		4,790
Other (industrial roundwood)	n/d	n/d	n/d		n/d		1
Fuelwood	62	49	49		63		34	*
Total	10,418	8,914	8,914		7,919		9,219	*
*National Forestry database estimate Note: Due to incomplete details, totals may not always agree.

Agriculture

On May 10, 2011, the 2011 Census of Agriculture counted 2,611 farms in New Brunswick, down from 2,776 farms (or a 5.9% decrease) in 2006. There were 3,470 farm operators in 2011, a 6.1% decline from 2006, and their average age increased from 52.8 years to 55.5 years over the five year period. Total farm area in New Brunswick decreased 4.0% between 2006 and 2011, to 937,829 acres in 2011. However, the average area per farm increased, to 359 acres in 2011 from 352 acres in 2006.

Exhibit “99.1” Current Province of New Brunswick Description

New Brunswick’s total fruit area rose 23.5% from 2006, to 29,851 acres in 2011. The increase was driven by the expansion of both blueberry and cranberry areas. The province ranked second in Canada for total number of maple taps with 1.9 million taps in 2011, an increase of 11.4% from 2006. Hay farms accounted for 15.5% of all farms in New Brunswick in 2011, followed by fruit and tree-nut operations (14.5%), beef farms (13.7%) and dairy farms (8.7%).  Total farm cash receipts in the Province were $538.2 million in 2011, up 12.5% from the previous year.  Receipts for potatoes, the largest crop, increased 21.5% to $139.8 million.

Fishing

Lobster, crab, herring, shrimp, scallops, and sea urchin have been the species most important to the primary fishing industry, accounting for nearly 88.4% of the value of landings estimated at $150.0 million in 2011, a 1.8% increase from the $147.3 million in 2010.  The average annual value of fish landings during the 2007 to 2011 period was $161.2 million.  New methods of processing and marketing frozen and pre-cooked fish and shellfish have expanded market opportunities and increased the competitiveness of the industry.

Aquaculture

Aquaculture production ranked second in the country behind only British Columbia in 2010 and experienced an increase of 2.7% in 2010 as production value increased by 2.7% from 2009 to $168 million.

Secondary Industries

Manufacturing

New Brunswick manufacturers benefited from strong commodity prices in 2011 as sales rose 14.8% to a record $19.8 billion. Sales of non-durable goods increased 17.8% while durable goods declined 0.6%. While manufacturing sales for Canada increased, growth was not as strong as that for New Brunswick. The manufacturing sector represents slightly more than 11% of provincial GDP.

Employment in the manufacturing sector increased to 31,900 in 2011, up 1,100 from the previous year.  Wood product manufacturing saw the biggest increase for the second straight year (+1000). Chemical manufacturing experienced the most significant decline (-700).

The table below sets forth the leading industrial groups in New Brunswick’s manufacturing sector, according to gross selling value of factory sales, for the years 2007 through 2011.

Gross Selling Value of Factory Sales

	Year Ended December 31,
						CAGR1%
	2007	2008	2009	2010	2011	2007-2011
Industry	(In millions of dollars)
Food Manufacturing	1,768.9	1,822.6	1,842.8	2,083.8	2,091.7	4.3%
Wood Product Manufacturing	1,005.5	867.9	777.3	912.7	866.8	-3.6%
Fabricated Metal Product Manufacturing	385.5	454.2	386.6	391.3	398.4	0.8%
Miscellaneous Manufacturing2	12,486.6	14,669.9	11,233.8	13,869.2	16,452.1	7.1%
Total	15,646.5	17,814.5	14,240.4	17,256.9	19,809.0	6.1%

1Compound annual growth rate
2The principal components of "Miscellaneous" are petroleum products, paper manufacturing, lead smelting and electrical and electronics commodities.

Source: Statistics Canada

Exhibit “99.1” Current Province of New Brunswick Description
Construction

The construction industry in New Brunswick experienced a difficult year in 2011 as public and private investment levels were down from the previous year. Employment in the construction industry declined by 300 while real GDP declined by 7.2%.

Service Industries

Trade

In 2011, New Brunswick’s retail trade surpassed $11 billion and maintained growth similar to 2010.
This industry accounts for just under 7% of provincial GDP. Higher sales were reported in seven of 11 subsectors with gasoline stations, motor vehicle and parts dealers, general merchandise stores, and food and beverage stores leading the way (in dollar terms). In four of the last five years, the national result was below the provincial increase.

Provincial employment in the sector was 42,900 in 2011, down from 45,100 the previous year. Average weekly earnings in the industry increased by 4.7%.

Transportation

Transportation and warehousing employment fell 7.4% to 17,500 in 2011. Sightseeing transportation showed a gain and trucking stayed the same. Levels fell for ground passenger transportation, and couriers and messengers. This sector represents over 4% of provincial GDP.

Cargo tonnage at the port of Saint John increased 4.3% to 31.8 million metric tonnes in 2011. The number of cruise ship passengers declined 10.2% to 184,790 as calls fell to 65 from 76 due mainly to bad weather. Airports serving the three largest centres reported declines in aircraft movements. The number of passengers increased for Moncton and was stable for Fredericton.

Communications and Technology

Employment in the information and communication technologies sector (ICT) rose 21.5% in 2011, mainly due to a gain in computer systems design employment. ICT accounts for 3% of provincial GDP and the customer contact sector reports nearly 100 sites that employ approximately 18,000 people throughout the province.

Tourism

In 2011, employment for accommodation and food services in New Brunswick increased by 700 to 21,500 while average weekly earnings in the industry rose 6.0%.  The tourism sector represents approximately 2.0% of provincial GDP.

In 2011, the economic and weather climates defined the New Brunswick tourism season.  Despite these negative influences, total visits and accommodation room nights sold in New Brunswick in 2011 remained at 2010 levels, and forecast visitor spending in the province increased by 5% in line with travel price increases.  New Brunswick’s tourism sector revenue growth was estimated at 1.3%.

Exhibit “99.1” Current Province of New Brunswick Description

Foreign Trade
Trade
	Year Ended December 31,
	2007	2008	2009	2010	2011
	(In millions of dollars unless otherwise indicated)
Exports of Goods and Services	22,375	24,403	20,912	23,573	26,747
Exports to other countries	12,506	14,248	11,423	12,222	15,257
Exports of goods to other countries	11,438	13,136	10,355	11,172	14,133
Exports of services to other countries	1,068	1,112	1,068	1,050	1,124
Exports to other provinces	9,869	10,155	9,489	11,351	11,490
Exports of goods to other provinces	6,072	6,184	5,100	6,595	6,451
Exports of services to other provinces	3,797	3,971	4,389	4,756	5,039

Ratio of Exports to Nominal GDP	80.0%	85.5%	72.0%	76.2%	83.1%

Imports of Goods and Services	25,984	29,304	25,312	27,489	30,208
Imports from other countries	12,092	14,668	13,495	15,021	17,249
Imports of goods from other countries	11,073	13,661	12,387	14,001	16,137
Imports of services from other countries	1,019	1,007	1,108	1,020	1,112
Imports from other provinces	13,892	14,636	11,817	12,468	12,959
Imports of goods from other provinces	6,936	7,455	5,069	5,365	5,540
Imports of services from other provinces	6,956	7,181	6,748	7,103	7,419

Ratio of Imports to Nominal GDP	92.9%	102.7%	87.2%	88.8%	93.9%

Trade Balance	(3,609)	(4,901)	(4,400)	(3,916)	(3,461)

Gross Domestic Product at Market Prices	27,966	28,533	29,026	30,941	32,180
Source: Statistics Canada

Foreign exports have become increasingly important to both the New Brunswick and Canadian economies. In 2011, foreign exports were equivalent to 47.4% of nominal GDP for the Province compared to 30.6% for Canada.

On an economic accounts basis, New Brunswick’s foreign exports, estimated at $15,257 million in 2011 (in current dollars), increased at a compound annual growth rate of 5.1% over the 2007 to 2011 period.

Foreign Exports of Commodities

Due to the significance of commodity exports, the economic performance of the Province is highly dependent on international economic conditions, particularly in the U.S. In 2011, the U.S. purchased an aggregate of 84.3% of the Province’s foreign commodity exports. Energy products (mostly refined petroleum products, liquefied natural gas and electricity) accounted for 69.5% of all commodity exports that year, followed by agriculture and fishing products at 9.8%, and forest products and industrial goods at 8.9% and 8.1% respectively.

The table below shows foreign exports of commodities from New Brunswick for the years 2007 to 2011. The largest component, energy products, increased at a compound annual growth rate of 11.5% during that time. Following a strong 2010, exports of forest products decreased at a compound annual growth rate of 5.0% due to price declines and weak markets.   Exports of machinery and equipment declined at a compound annual rate of 9.3% between 2007and 2011.

Foreign Exports of Commodities

	Year Ended December 31,					CAGR1 (%)
	2007	2008	2009	2010	2011	2007-2011
	(In millions of dollars)

Agricultural and fishing products	1,107.3	1,250.8	1,177.8	1,241.6	1,451.9	7.0%
Energy products	6,658.2	8,406.5	6,210.5	8,413.2	10,278.3	11.5%
Forestry products	1,615.6	1,252.5	1,100.9	1,364.2	1,318.6	-5.0%
Industrial goods and materials	1,095.6	1,305.6	754.3	1,093.7	1,192.6	2.1%
Machinery and equipment	471.1	335.4	307.0	288.4	319.0	-9.3%
Other	234.5	257.4	274.7	286.9	229.2	-0.6%
Total	11,182.5	12,808.2	9,825.2	12,688.1	14,789.7	7.2%
1Compound annual growth rate Source: Statistics Canada

Exhibit “99.1” Current Province of New Brunswick Description

Foreign Imports of Commodities

The table below shows foreign imports of commodities to New Brunswick for the years 2007 to 2011. The largest component, energy products, increased at a compound annual growth rate of 18.9% during that time due to particularly strong increases in energy prices in the past few years.

Foreign Imports of Commodities

	Year Ended December 31,
						CAGR1 (%)
	2007	2008	2009	2010	2011	2007-2011
	(In millions of dollars)
Agriculture and Fishing Products	452.9	464.2	479.8	571.0	591.9	6.9%
Energy Products	4,987.3	7,762.9	6,347.0	7,339.2	9,970.4	18.9%
Forest Products	138.0	127.7	100.4	113.1	111.0	-5.3%
Industrial Goods	798.5	985.6	930.8	1,051.3	1,373.0	14.5%
Machinery and Equipment	602.3	840.9	995.2	938.2	961.1	12.4%
Other	481.7	563.0	542.7	688.7	649.5	7.8%

Total	7,460.9	10,744.5	9,396.2	10,701.6	13,656.6	16.3%
1Compound annual growth rate Source: Statistics Canada

New Investment

The following table sets forth statistics regarding new investment in New Brunswick by sector and compares total new investment with Canada as a whole.

Capital and Repair Expenditures

	Year Ended December 31,
	2007	2008	2009	2010	2011
New Brunswick	(In millions of dollars)
Capital, construction
Housing	1,524.1	1,622.0	1,571.1	1,712.8	1,562.9
Public Administration	420.0	565.3	675.1	811.3	668.6
Other	1,999.3	2,264.1	1,728.3	1,571.7	1,370.1
Total expenditures, construction	3,943.4	4,451.4	3,974.5	4,095.8	3,601.6

Capital, machinery and equipment
Manufacturing	537.5	511.9	435.9	425.0	422.0
Finance and Insurance	272.2	207.6	88.3	113.6	97.1
Real Estate and Rental and Leasing	215.0	192.0	177.5	143.0	121.2
Public Administration	179.3	189.9	178.4	271.5	233.0
Other	884.4	990.8	1,061.2	1,142.9	1,269.4
Total expenditures, machinery and equipment	2,088.4	2,092.2	1,941.3	2,096.0	2,142.7

Capital expenditures – Total	6,031.8	6,543.7	5,915.8	6,191.8	5,744.3

Canada
Capital expenditures – Total	328,804.6	349,258.5	306,608.1	346,876.6	370,981.9
Source: Statistics Canada

Exhibit “99.1” Current Province of New Brunswick Description

Capital investment in New Brunswick declined 7.2% to $5.7 billion in 2011. Investment in the private sector fell 7.4% while the public sector decreased 6.9%. Higher investment in manufacturing, transportation and warehousing, professional, scientific and technical services, and retail trade could not offset lower investment in housing, mining and oil and gas extraction, provincial administration and utilities. Nationally, capital investment rose 6.9%.

Major investments in the Province since the mid-1990s included projects in the refined petroleum products, power generation, real estate, retailing, food processing, electronic products, communications, transportation, health, recreation, education and forestry-related industries.

Growth in the economy over recent years has been driven by large capital investment projects in the energy, mining and manufacturing sectors, development of information and technology industries, growth in business and personal services and public investment and program spending.

The $750 million LNG terminal became fully operational in 2009 and began supplying gas to the U.S. northeast in January of 2010.

Private and public investment levels were down from the previous year impacting economic activity in the province. Public sector investment fell in 2011 as several stimulus projects came to an end. All levels of government commenced austerity measures in an attempt to move towards a more sustainable fiscal environment.

Residential investment declined in 2011 thanks to a drop in housing starts (-15.8%). While the Fredericton region experienced a slight increase over 2010, housing starts in the Moncton and Saint John urban areas declined. Following a solid performance in 2010, non-residential building construction investment increased by 0.3% in 2011. Gains in commercial building construction (+7.3%) were able to offset losses in industrial and commercial building construction (-2.9%) and institutional and governmental building construction (-4.8%). The weak performance for non-residential investment translated into employment declines within the construction industry (-300).

The construction industry in New Brunswick represents roughly 6.5% of provincial GDP.

Labour Force

Employment in New Brunswick declined by 4,100  to 352,000, down 1.2% from 2010. Nationally, employment increased 1.6%. While part-time employment in the province recovered all of the losses from the previous year (+3,000), it was not enough to offset declines in full-time employment (-7,000). The service sector was hardest hit with significant job losses in trade (-2,200), other services (-1,800), transportation and warehousing (-1,400) and education (-1,100). Modest gains were evident in finance, insurance, real estate and leasing (+1,300), public administration (+800) and accommodation and food services (+700). Overall employment in the goods-producing sector was unchanged as gains in manufacturing (+1,100) were offset by declines in agriculture, construction and natural resources.

The decline in employment pushed New Brunswick’s unemployment rate up to 9.5% in 2011. The unemployment rate for men rose to 11.2% while that for women increased to 7.8%. Canada’s unemployment rate was 7.4% in 2011, down from 8.0% in 2010.

Exhibit “99.1” Current Province of New Brunswick Description

Labour Force
	Average for Year Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands)
Population 15 years and over	608.1	610.7	613.9	616.8	619.4
Labour Force	386.1	392.6	394.2	392.5	389.2
Labour Force Employed	357.1	359.1	359.5	356.1	352.0
Labour Force Unemployed	29.0	33.5	34.6	36.4	37.1
Unemployment Rate
New Brunswick	7.5%	8.5%	8.8%	9.3%	9.5%
Canada	6.0%	6.1%	8.3%	8.0%	7.4%
Participation Rate
New Brunswick	63.5%	64.3%	64.2%	63.6%	62.8%
Canada	67.4%	67.6%	67.2%	67.0%	66.8%
Source: Statistics Canada

Employment by Industry
	Average for Year Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands)
Goods-Producing Sector	81.3	79.7	80.6	79.8	79.8
Agriculture	6.2	6.0	7.0	5.8	5.1
Forestry, fishing, mining, quarrying, oil and gas	10.8	11.3	10.6	10.5	10.3
Utilities	4.2	4.9	4.3	4.3	4.3
Construction	23.2	23.4	26.3	28.4	28.1
Manufacturing	36.9	34.1	32.4	30.8	31.9
Services-Producing Sector	275.8	279.4	278.9	276.3	272.3
Trade	57.1	56.7	54.1	56.0	53.8
Transportation and warehousing	18.8	19.9	18.5	18.9	17.5
Finance, insurance, real estate and leasing	15.9	15.5	16.4	15.8	17.1
Professional, scientific and technical services	15.3	16.9	16.7	15.6	15.9
Business, building and other support services	19.7	19.2	19.8	17.4	17.0
Educational services	26.6	25.2	27.0	26.4	25.3
Health care and social assistance	47.4	50.6	49.4	50.1	50.4
Information, culture and recreation	13.2	11.6	11.8	12.7	12.2
Accommodation and food services	23.7	23.4	22.7	20.8	21.5
Other services	16.9	15.6	15.6	17.2	15.4
Public administration	21.1	24.8	27.0	25.4	26.2

Total	357.1	359.1	359.5	356.1	352.0
Source: Statistics Canada

Economic Development

Economic growth is assisted by the federal government’s Atlantic Canada Opportunities Agency (“ACOA”) which was launched in June 1987 with a mandate to stimulate economic development in the Atlantic Provinces.  In addition, economic growth will be enhanced by investments in infrastructure which are made possible by the following joint initiatives:

  The Canada-New Brunswick Municipal Rural Infrastructure Fund Agreement came into effect in 2004 to improve local infrastructure projects in New Brunswick.  Canada and New Brunswick are each contributing $39.6 million to be matched by municipalities for a total of $118.8 million.  As at March 31, 2012, $74.1 million of federal/provincial funding had been expended under this Agreement.  This initiative will continue until March 31, 2014 as per an amended agreement.

  The Canada-New Brunswick Agreement on the Transfer of Federal Gas Tax Revenues under the New Deal for Cities and Communities came into effect in 2006 for investment in environmentally sustainable municipal infrastructure.  Canada and New Brunswick are contributing $116.1 million and $30 million, respectively, for a total of $146.1 million. The Agreement has been extended to 2014 and additional federal funding of $178.5 million has been confirmed. As at March 31, 2012, $196.4 million had been expended under this initiative.

  Under the Canada-New Brunswick Building Canada Fund – Base Funding agreement which came into effect in 2008, $175 million of federal funding will be invested in infrastructure projects during the seven years ending March 31, 2014.  This funding is to be matched by the Province.  As at March 31, 2012, $74.6 million had been expended under this Agreement.

Exhibit “99.1” Current Province of New Brunswick Description

  The Community Development Trust was established in 2008 by the Government of Canada to invest $30 million over three years in communities most affected by changes in the global economy.  As at March 31, 2012, $29.4 million had been expended from this trust.

  The Canada-New Brunswick Building Canada Fund – Communities Agreement for $33 million each federal and provincial funding expires March 31, 2017.  In September 2009, the Province entered into the Building Canada Fund Communities Amended Agreement, committing a further $11.1 million of federal and provincial funding.  Expenditures were $61.4 million as at March 31, 2012.

 The Canada-New Brunswick Infrastructure Stimulus Fund Agreement evolved from Canada’s Economic Action Plan (January 27, 2009) – a $4-billion stimulus initiative that provided funding for community construction-ready infrastructure projects.  The agreement deadline was March 31, 2011.  Some projects were extended to October 31, 2011. As at March 31, 2012, $78.7 million had been expended on projects related to economic development under this Agreement.

 The Province of New Brunswick is also investing directly in the following three initiatives in support of economic growth:

•
In 2001, the Total Development Fund was established by the Government of New Brunswick to fund the implementation of value-added development initiatives in the forestry, mining, energy, aquaculture, agriculture, and tourism sectors.  As at March 31, 2012, $117.3 million had been expended under this program.

•
In 2011, the Government of New Brunswick committed $200 million over a four-year period to the Northern New Brunswick Economic Development and Innovation Fund, a comprehensive development strategy for the northern regions of New Brunswick.  As at March 31, 2012, $23.5 million has been expended under this initiative.

•
In 2011, the Government of New Brunswick committed $50 million over a four-year period to the Miramichi Regional Economic Development and Innovation Fund, with the objective of supporting strategic economic development in this region.  As at March 31, 2012, $2.2 million has been expended under this initiative.

Exhibit “99.1” Current Province of New Brunswick Description

REVENUE AND EXPENDITURE OF THE PROVINCE

General Information

Under the Constitution Act, 1867 and the Constitution Act, 1982 provincial legislatures are given certain exclusive powers, including the power to impose direct taxation within the provinces to raise revenue for provincial purposes and the power to borrow money on the sole credit of the provinces.

The Financial Administration Act governs the receipt of public money, the disbursement of public funds, the control of expenditures, and the keeping and auditing of public accounts of the Province.  All public monies are to be deposited to the credit of the Province and constitute the Consolidated Fund of the Province.  Monies necessary for the carrying out of the operations of the provincial government for each fiscal year are voted by the Legislative Assembly, with the exception of those expenditures for which provision has already been made through existing legislative authority.  In addition, under the authority of the Financial Administration Act, should the occasion arise when the Legislative Assembly is not in session, the Lieutenant-Governor in Council may order the issue of a special warrant authorizing payment out of the Consolidated Fund for an expenditure required urgently for the public good which was not provided for by the Legislative Assembly.  Amounts appropriated under special warrant must be approved at the next session of the Legislative Assembly.

In accordance with the Financial Administration Act and certain other Acts, funds received for a special purpose are to be disbursed for that purpose.  Unlike other budgetary accounts, any unspent balance of these funds may be spent in subsequent fiscal years without appropriation by the Legislative Assembly.  At March 31, 2012, the balance of unspent special purpose funds was $119.6 million.

Funds may also be considered as Special Operating Agency Funds.  Revenue may be generated by the Agencies or from transfers from other budgetary accounts.  Any unspent balance of these funds may, with permission from the Board of Management as per the Financial Administration Act, be carried forward to subsequent fiscal years.  At March 31, 2012, the balance of unspent special operating funds approved for carry-over was $14.9 million.  All transactions between the Special Operating Agencies and provincial departments are eliminated from the Province's combined statement of revenue and expenditure.

Volume 1 of the public accounts contains the consolidated financial statements of the Province which are subject to audit by the Auditor General.  The Auditor General is an official responsible under the provisions of the Auditor General Act for the examination of the accounts of the Province and for reporting thereon annually to the Legislative Assembly.   The consolidated financial statements include certain organizations that are accountable to the Legislative Assembly and are included in the Provincial Reporting Entity as described in Note 1(c) and (d) to the financial statements.  The methods by which the various organizations are included in the Province's financial statements are also outlined in Note 1(d).

Each fiscal year, the Minister of Finance delivers a budget and the Estimates of Revenue and Expenditure (the "Budget Estimates") to the Legislative Assembly.  The Minister of Finance reports on the status of the budget plan during the year.  The Budget Estimates include the revenue and expenditures of some provincially-created Boards, Commissions and Crown corporations, or the net profits of such entities, or the provincial contribution towards the operations of such entities, as well as funds advanced through such entities to various individuals and enterprises in the form of repayable loans and investments.

The Province enacted the Fiscal Responsibility and Balanced Budget Act in 2006 which states that “It is the objective of the Government of New Brunswick that, in respect of each fiscal period, the total amount of expenses for that fiscal period not exceed the total amount of revenue for that fiscal period.”  The most recently ended fiscal period commenced April 1, 2007 and ended March 31, 2011.  A new fiscal period began April 1, 2011 and will end March 31, 2015.

The Government of New Brunswick indicated in the 2009-2010 and the 2010-2011 Budgets that given the global economic and financial climate, the objectives of the Fiscal Responsibility and Balanced Budget Act for the four-year fiscal period from April 1, 2007 to March 31, 2011, would not be met.  The Government was not able to meet its objective with a cumulative deficit of $1,693.4 million for the fiscal period ending March 31, 2011.  The Government reported a deficit of $260.6 million for the 2012 fiscal year.

Exhibit “99.1” Current Province of New Brunswick Description

The Province implemented Tangible Capital Asset Accounting and introduced major changes in accounting policies during the year ended March 31, 2005.  It implemented the new government reporting model recommendations of PSAB of the CICA.  In addition to restating net debt, the new accounting model introduced an additional financial measure for governments that is referred to as the accumulated deficit.  It is the net debt minus non-financial assets.  With this model, net debt is divided into two components: the portion that relates to investment in capital infrastructure and other non-financial assets and the portion that relates to past operating deficits or the accumulated deficit.

The following table sets forth information regarding the surplus or deficit for the four fiscal years ended March 31, 2012 and the Budget Estimates for the fiscal year ending March 31, 2013.
Comparative Statement of Surplus or Deficit

	Year Ending March 31
					Budget
					Estimates
BUDGETARY ACCOUNTS	2009	2010	2011	2012	2013
	(In thousands of dollars)
Ordinary Account
Revenues	6,664,372	6,540,829	7,001,634	7,258,601	7,310,875
Expenditures	6,815,160	7,161,729	7,517,251	7,428,230	7,551,241
Surplus (Deficit)	(150,788)	(620,900)	(515,617)	(169,629)	(240,366)
Capital Account
Revenues	48,085	84,492	64,453	47,635	232,822
Expenditures	479,221	650,785	921,732	535,699	947,760
Surplus (Deficit)	(431,136)	(566,293)	(857,279)	(488,064)	(714,938)
Special Purpose Account
Revenues	67,090	62,536	68,676	66,442	63,512
Expenditures	61,915	57,111	67,929	63,352	70,794
Surplus (Deficit)	5,175	5,425	747	3,090	(7,282)
Special Operating Agency Account
Revenues	307,676	349,219	264,096	191,141	178,443
Expenditures	286,431	337,579	246,778	189,095	175,803
Surplus (Deficit)	21,245	11,640	17,318	2,046	2,640

Sinking Fund Earnings	233,407	216,426	223,512	225,626	221,000

Accounting Adjustments
Revenue	(197,287)	(207,836)	(147,391)	(111,017)	(104,717)
Expenditure	(61,390)	(169,069)	(245,702)	(107,800)	(104,717)

Consolidated Revenue	7,123,343	7,045,666	7,474,980	7,678,428	7,901,935
Add: Amortization of Deferred Capital Contributions	31,131	35,019	37,106	37,233	---
Less: Capital Revenues Related to Tangible Capital Assets	(67,089)	(103,120)	(94,520)	(46,596)	---
Items netted for Budget Purposes	97,040	92,870	102,616	119,919	111,126
Operating Revenue	7,184,425	7,070,435	7,520,182	7,788,984	8,013,061
Consolidated Expenditures	7,581,337	8,038,135	8,507,988	8,108,576	8,640,881
Add: Amortization Expense	282,014	293,664	306,017	324,418	338,920
Less: Gross Investment in Tangible Capital Assets	(450,476)	(570,700)	(850,016)	(505,013)	(894,960)
Other Accounting Adjustments	(135,170)	(38,813)	110,605	1,767	---
Items netted for Budget Purposes	97,040	92,870	102,616	119,919	111,126
Operating Expense	7,374,745	7,815,156	8,177,210	8,049,667	8,195,967

Surplus (Deficit)	(190,320)	(744,721)	(657,028)	(260,683)	(182,906)
(Increase) Decrease in Net Debt from Operations	(457,994)	(992,469)	(1,033,008)	(430,148)	(738,946)

Exhibit “99.1” Current Province of New Brunswick Description

Changes in Cash Flow

The following table sets forth the changes in cash flow of the Province for the four fiscal years ended March 31, 2012 and the Budget Estimates for the fiscal year ending March 31, 2013.

Changes in Cash Flow
Budget Estimates1
2009	2010	2011	2012	2013
(In millions of dollars)

Operating Transactions
Surplus (Deficit)	(190.3)	(744.7)	(657.0)		(260.7)		(182.9)
Non-Cash Items
Amortization of Premiums, Discounts and Issue Expenses	8.1	5.7	5.5		4.5		-
Foreign Exchange Expense	(6.6)	(20.1)	(25.0)		(22.3)		-
Increase in Provision for Losses	118.9	92.6	106.9		33.7		-
Sinking Fund Earnings	(233.4)	(216.4)	(223.5)		(225.6)		(221.0)
Amortization of Tangible Capital Assets	282.0	293.7	306.0		324.4		338.9
Amortization of Deferred Capital Contributions	(31.1)	(35.0)	(37.1)		(37.2)		-
Loss on Disposals and Impairments of Tangible Capital
Assets	0.9	0.5	8.4		8.5		-
Actual Losses Due to Foreign Exchange	3.5	4.9	7.0		6.9		-
(Increase) Decrease in Pension Surplus	34.5	13.6	(23.3)		(39.6)		-
Increase in Deferred Revenue	17.0	31.2	40.8		32.9		-
(Increase) Decrease in Working Capital	(102.6)	(78.5)	120.7		(23.4)		-
Net Cash From (Used In) Operating Activities	(99.1)	(652.5)	(370.6)		(197.9)		(65.0)

Investing Transactions
(Increase) Decrease in Investments, Loans and Advances	(20.1)	118.2	(217.0)		(153.7)		(133.5)
Non-Cash Adjustment in Investing Activities	(128.1)	4.9	110.5		(9.9)		-
Net Cash From (Used In) Investing Activities	(148.2)	123.1	(106.5)		(163.6)		(133.5)

Capital Transactions
Purchase of Capital Assets	(450.5)	(570.7)	(850.0)		(505.0)		(895.0)
Cash Received to Acquire Tangible Capital Assets	67.1	103.1	94.5		46.6		-
Net Cash Used in Capital Transactions	(383.4)	(467.6)	(755.5)		(458.4)		(895.0)

Financing Transactions
Net Proceeds from Issuance of Funded Debt	1,486.9	1,292.9	1,941.3		1,746.2		-
Received from Sinking Fund for Redemption of Debentures and Payment of Exchange	375.0	343.7	231.0		502.9		-
(Decrease) Increase in Obligations Under Capital Leases	(19.5)	(20.4)	75.8		(19.5)		-
Sinking Fund Installments	(139.5)	(160.3)	(156.0)		(172.9)		-
Short term borrowing Funded Debt Matured	314.0 (861.3)	287.3 (922.7)	(486.2 (440.3	) )	(152.5 (908.5	) )	- -
Net Cash From Financing Activities	1,155.6	820.5	1,165.6		995.7		-

Increase (Decrease) in Cash Position during Year	524.9	(176.5)	(67.0)		175.8		-
Cash Position – Beginning of Year	431.8	956.7	780.2		713.2		-
Cash Position – End of Year	956.7	780.2	713.2		889.0		-

Cash Represented by
Cash and Short term Investments	956.7	780.2	713.2		889.0		-

1 The Budget Estimates do not include estimates of total borrowing requirements of the Province.  For information with respect to financial requirements of the Province and with respect to maturing debt of the Province, see Financing-Financial Requirements” and “Financing-Funded Debt Maturity Schedule”, respectively.         (-) Denotes no estimate provided.

Exhibit “99.1” Current Province of New Brunswick Description

2011-2012 Budget Estimates

For the fiscal year ended March 31, 2012 there was a deficit of $260.6 million. This represents a decrease of $188.2 million from the budgeted deficit of $448.8 million. Operating revenues were $7,789.0 million, $100.2 million higher than the budgeted amount of $7,688.8 million.  The increase was primarily due to an $80.0 million improvement for the New Brunswick Electric Finance Corporation (NBEFC) due to solid results for NB Power, and higher conditional grant revenue.  Operating expenses were $8,049.6; $88.0 million lower than budget at $8,137.6 million. Expenses were lower than budget due to a decrease in spending throughout government in a number of areas, including Health, Education and Training, Labour and Employment, Economic Development, and Service of the Public Debt.   These decreases were partially offset by higher than budgeted costs associated with the March 2012 flooding, and pension expense.  Net debt increased by $430.1 million for the year compared to the budgeted increase of $630.3 million.

Major Sources of Ordinary Account Revenue for 2012-13

The major sources of ordinary account revenue for the Province are payments from the Federal government, consumption taxes and income taxes.  For the fiscal year ending March 31, 2013, the Province’s revenue is estimated at $7,310.9 million, projecting an increase of 0.7% from the fiscal year ended March 31, 2012.  Overall this represents a projected increase of $52.3 million in revenue.  The principal factors that have increased revenue are Personal Income Tax ($55.6 million), Property Tax ($22.5 million), Licenses, Permits, and Fees ($12.2 million) and Consumption Tax ($10.4 Million), which is partially offset by Other Agencies ($55.6 million).

The following table shows the percentage sources of ordinary account revenue for the four fiscal years ended March 31, 2012 and the Budget Estimates for the fiscal year ending March 31, 2013.

Ordinary Account Revenue Sources

	Year Ending March 31
					Budget Estimates	CAGR1
	2009	2010	2011	2012	2013	2009-13
	(%)
Taxes
Personal Income	20.2	20.3	17.9	17.4	18.0	(0.6)
Corporate Income	2.1	3.9	4.4	4.0	3.9	20.3
Consumption	20.5	19.0	19.9	21.0	21.0	2.9
Property	5.4	5.9	5.7	5.7	6.0	5.0
Miscellaneous	0.6	0.7	0.6	0.7	0.6	1.5
Total Taxes	48.8	49.8	48.5	48.8	49.5	2.7

Other Revenue
Licenses, Permits and Fees	5.0	5.4	5.6	5.7	5.9	6.6
Federal Government Payments	39.2	42.0	39.7	37.5	37.3	1.1
Other Agencies	4.8	1.2	4.4	6.2	5.4	5.3
Miscellaneous	2.2	1.6	1.8	1.8	1.9	(0.8)
Total Revenue	100.0	100.0	100.0	100.0	100.0
Total Net Ordinary Account Revenue (millions of dollars)	6,664.4	6,540.8	7,001.6	7,258.6	7,310.9	2.3

1 Compound annual growth rate

Exhibit “99.1” Current Province of New Brunswick Description

Personal and Corporate Income Taxes

New Brunswick’s provincial personal and corporate income taxes are collected and administered by the federal government under a federal-provincial tax collection agreement.  For the taxation years up to and including 1999, personal income tax was calculated as a percentage of federal income tax.  Effective January 1, 2000, the Province adopted a ‘tax on taxable income’ method of calculating provincial personal income tax.  This method gave New Brunswick’s personal income tax policy flexibility to help ensure the tax system addresses the provincial government’s social, economic and fiscal objectives.

The table below shows the New Brunswick provincial personal income tax rates from 2010 to 2012.

2010	2011	2012
9.3% on first $36,421	9.1% on first $37,150	9.1% on first $38,190
12.5% on $36,421 to $72,843	12.1% on $37,150 to $74,300	12.1% on $38,190 to $76,380
13.3% on $72,843 to $118,427	12.4% on $74,300 to $120,796	12.4% on $76,380 to $124,178
14.3% over $118,427	14.3% over $120,796	14.3% over $124,178

Provincial income tax credit amounts and tax brackets are indexed annually, and for the years 2010 to 2012, they are indexed by the greater of national CPI and 2%.

In the 2001-2002 Budget, the Province introduced a low-income tax reduction that has been enhanced over the years. Currently, the low-income tax reduction ensures that all single tax filers with incomes up to $15,360 and families earning up to $28,893 will pay no provincial personal income tax for the 2012 taxation year.  As in previous years, eligible low-income families with dependent children may also receive the New Brunswick Child Tax Benefit and the New Brunswick Working Income Supplement, depending upon their income level. Also, effective for 2010, the Low-Income Seniors’ Benefit was increased to $400.

The corporate income tax (“CIT”) is calculated as a percentage of corporate taxable income as defined for federal tax purposes.  Currently, the New Brunswick general CIT rate is 10%.

New Brunswick Small Business Corporate Income Tax Rate

New Brunswick’s small business CIT rate applies to active business income of small Canadian controlled private corporations.  Currently, the New Brunswick small business rate is 4.5% on the first $500,000 of active business income.
Effective January 1, 2003, New Brunswick’s Research and Development tax credit was significantly increased and enhanced from a 10% non-refundable tax credit to a 15% refundable tax credit for expenditures that are eligible for the Federal Scientific Research and Experimental Development Tax Credit.

Capital Taxes

New Brunswick does not apply a capital tax on businesses except for deposit accepting financial institutions. For banks, loan companies and trust companies, New Brunswick applies a capital tax on capital assets in excess of $10 million.  Budget 2012-2013 announced that effective April 1, 2012, the Financial Corporations Capital Tax rate would increase from 3% to 4%.The Province administers the capital tax on financial institutions.  The Financial Corporations Capital Tax is deductible for federal and provincial corporate income tax purposes.

Exhibit “99.1” Current Province of New Brunswick Description

Harmonized Sales Tax

 Effective April 1, 1997, New Brunswick eliminated its provincial retail sales tax and adopted a harmonized sales tax (“HST”).  The HST is a value-added tax composed of the federal goods and services tax (“GST”) and a provincial component of 8%.  The federal government administers the HST.  The tax adopts the federal GST base and therefore applies to all goods and services subject to tax under the federal Excise Tax Act.   On July 1, 2006, the federal government reduced the GST to 6% and on January 1, 2008, the federal government further reduced the GST to 5%.  As a result of these changes, the HST rate in New Brunswick is currently 13%.

Under the HST, businesses receive full input tax credits for tax paid on business purchases.  As with the federal GST, the HST provides the same tax-free status for certain goods offered under the GST (e.g. basic groceries).  In addition, a number of rebates and credits are available.  Books receive a point-of-sale rebate on the 8% provincial portion of the HST.

Gasoline and Motive Fuel Taxes

The current provincial gasoline and motive fuel tax rates are 13.6 cents per litre for gasoline and 19.2 cents per litre for motive fuel.

Tobacco Tax

The current tobacco tax rate on cigarettes is 17 cents per cigarette.

Property Taxes

 New Brunswick levies a provincial real property tax of $1.4573 per $100 of assessment on residential property that is not occupied by the owner.  A provincial property tax rate of 63.15 cents per $100 of assessment is applied to owner-occupied residential property in unincorporated areas.  The Province also levies a property tax on non-residential property at a rate of $2.1860 per $100 of assessment.  In addition to the residential and non-residential property tax rates, the Province applies a cost of assessment levy of 1.94 cents per $100 of assessment.  Municipal/local taxes are imposed to defray the cost of providing local services that are not provided by the Province.  In the case of incorporated municipalities, municipal taxes are collected by the Province and are remitted back to the municipality.  In unincorporated areas, the local tax is collected and retained by the Province, as the Province provides and pays for the provision of local services.  A fee of 4.86 cents per $100 of assessment is imposed on residential property that is not owner-occupied and is not exempt under the Assessment Act.

Effective January 1, 2005, qualifying not-for-profit housing corporations and not-for-profit co-operative housing associations are eligible to receive relief from the provincial property tax applied to their low-income rental housing property.

In the 2005-2006 Budget, the provincial government introduced legislation to amend the Assessment Act to encourage private sector businesses to develop and utilize heritage properties.  This program provides a property tax incentive for owners of designated heritage properties who undertake an approved restoration.  The owner of the designated heritage property is forgiven a portion of the net increase in provincial and municipal taxes resulting from the increase in assessed value of this property for a four-year period.

As announced on March 12, 2010, effective with the 2010 property tax bills, the low-income property tax allowance was enhanced to provide:  a $300 benefit to households with total taxable incomes up to $22,000; a $200 benefit to households with total taxable incomes between $22,000 and $25,000; and a $100 benefit to households with total taxable incomes between $25,000 and $30,000.  The previous program provided a $200 benefit for families with taxable incomes of $20,000 or less.

On December 1, 2010, the Government of New Brunswick announced it would cap increases in property tax assessments for owner-occupied residential property at 3% effective for the 2011 and 2012 property taxation years.  This was an interim measure undertaken while the government worked together with municipalities, local service districts, businesses and other partners to design a new system that is fairer and more effective for the long-term.

On December 9, 2011 the government announced the Property Tax Deferral Program for Seniors.  This program provides property tax relief to eligible seniors, by allowing those interested in the program to apply for a deferral of the annual increase in property taxes on their principal residence.

The Real Property Transfer Tax is a one-time payment on the purchase of a property when the deed is registered. The 2012-2013 Budget increased the Real Property Transfer Tax from 0.25% to 0.5%, effective June 1, 2012.

Exhibit “99.1” Current Province of New Brunswick Description

In February 2011, Government undertook an awareness and consultation process to gather the views of New Brunswickers and targeted stakeholders regarding a New Local Governance System in New Brunswick, including a fair and effective property tax system for the long-term.

On November 28, 2012, Government introduced legislation to begin the process of making the property tax system more fair, equitable and transparent. Government will begin implementing the changes effective for the 2013 property tax year.  The proposed legislative changes include the following recommendations:

•	Return to Market Value Over the Long-Term
•	Implement an Assessment Spike Protection Mechanism
•	Process Improvements to Deal with Large Assessment Increases
•	Implement a property tax Equalized Payment Plan (EPP) for homeowners
•	Redesign the property tax bill
•	Reduce the provincial taxation on non-owner-occupied housing (i.e. apartments, cottages and second homes) from $1.4573 to $1.1233 over four years
•	Reduce the provincial taxation on other residential (farm land, vacant land, etc.) from $1.4573 to $1.2173 over four years
•	Reduce the provincial property tax on businesses from $2.186 to $1.856 over four years
•	Add the cost of policing to the local rate in LSDs and reduce the special provincial levy on homeowners in LSDs from 63.15 cents to 41.15 cents over four years
•	Provide an equalization grant for policing services in LSD’s
•	Adjust the Farm Land Identification Program (FLIP)
•	Exempt libraries from provincial and municipal property taxes
•	Future Reforms: review and explore other measures going forward to further improve the property tax system with the goal of increasing transparency, accountability, and fairness.

Royalties

Budget 2012-2013 announced that government is currently working on developing a royalty system which will ensure the province receives its fair share of profits from our natural resources.  Mineral exploration and mining play a significant role in the provincial economy. These natural resources are important to sustaining and growing the economy and creating jobs across the province. New Brunswick must provide an environment that encourages exploration, development and added value. Government must also ensure that New Brunswick’s natural resource revenue potential is returning maximum benefits to New Brunswickers.

Federal-Provincial Fiscal Arrangements

The Federal-Provincial Fiscal Arrangements Act was amended to implement certain provisions of the 2011-2012 Federal Budget. The amendments received Royal Assent on June 6, 2011.  The changes implemented an additional fiscal equalization payment to certain provinces for the fiscal year beginning on April 1, 2011.  This provision was to ensure that no province received less combined federal cash transfers (Equalization/CHT/CST) for fiscal year 2011-2012 than they received in fiscal year 2010-2011.

Fiscal Equalization Payments

    New Brunswick is one of six provinces to receive fiscal equalization payments from the Federal government.  The Equalization Program assists provinces in providing reasonably comparable levels of public services at reasonably comparable levels of taxation.  New Brunswick's equalization payment for the fiscal year ended March 31, 2011 was $1,661.8 million and for the fiscal year ended March 31, 2012 was $1,632.6 million.  Fiscal equalization payments accounted for 23.7% of total ordinary revenue for the fiscal year ended March 31, 2011 and 22.5% of the total ordinary revenue for the fiscal year ended March 31, 2012.

Exhibit “99.1” Current Province of New Brunswick Description

Canada Health Transfer (“CHT”) and Canada Social Transfer (“CST”)

 In 2011-2012 the Federal government provided annual funding through the CHT, CST in support of health care, post-secondary education, social assistance and services, early childhood development, and early learning and child care to provinces and territories.  For the fiscal year ended March 31, 2011, major health and social transfers totaled $831.6 million which accounted for 11.9% of total ordinary revenue.  For the fiscal year ended March 31, 2012, major health and social transfers totaled $863.9 million which accounted for 11.9% of total ordinary revenue.  The Federal Government on December 19, 2011 announced intended changes to its major transfers.  As previously legislated, the CHT will be allocated on an equal per capita basis starting in 2014-2015, when current legislation incorporating the 10-Year Plan to Strengthen Health Care expires. The legislated growth of the total CHT cash envelope will continue to grow at 6% annually through 2016-2017. Beginning 2017-2018, the total CHT cash envelope will grow in line with a three-year moving average of nominal GDP, with a 3% floor.  The legislated growth of the total CST cash envelope will continue to grow at 3%.  The Federal Government has committed to reviewing its major transfers after a 10-year period.

Fiscal Stabilization Program

 Under the Fiscal Stabilization Program, the federal government may make unconditional payments to a Province when total revenues of that Province, as per the federal definition, fall short of the previous year’s total due to a downturn in economic activity.

Major Ordinary Account Expenditure

For the fiscal year ended March 31, 2012 the Province's ordinary expenditure was $7,428.2 million, 1.2% lower than the ordinary expenditure for the fiscal year ended March 31, 2011.  The net decrease of $89.1 million was a result of a decrease in spending throughout government in a number of areas.  The total budget for ordinary account expenditures for the year ending March 31, 2013 is $7,551.2 million.

Ordinary Account Expenditure
	Year Ending March 31,
					Budget
					Estimates
	2009	2010	2011	2012	2013
	(In millions of dollars)
Central Government	768.4	773.9	856.5	830.1	809.1
Economic Development	210.3	213.9	207.3	122.1	165.2
Education and Training	1,354.6	1,504.1	1,534.1	1,603.9	1,607.2
Labour and Employment	122.7	140.6	145.0	112.9	133.0
Social Development	951.9	988.9	1,086.3	1,011.5	1,054.2
Health	2,262.6	2,406.3	2,492.2	2,545.2	2,596.4
Protection Services	205.6	188.6	226.0	202.8	204.0
Resources	150.9	159.8	153.9	161.2	152.2
Service of the Public Debt	602.5	616.6	642.6	661.8	672.0
Transportation	185.7	169.0	173.4	176.7	157.9
	6,815.2	7,161.7	7,517.3	7,428.2	7,551.2

Economic Development

 Budgeted Economic Development expenditure of $165.2 million represents 2.2% of the total budgeted expenditure for the fiscal year ending March 31, 2013 and is made up of the Departments of:  Economic Development ($104.7 million), Invest New Brunswick ($14.6 million), a portion of Culture, Tourism and Healthy Living ($29.4 million), and a portion of General Government ($16.5 million).

Education and Training

 The Province budgeted $1,607.2 million (21.3% of total budgeted expenditure) for the fiscal year ending March 31, 2013 for Education and Training expenditures.  This is made up of estimated operating expenditures of elementary and secondary schools totaling $1,071.1 million, budgeted operating grants to universities estimated at $277.1 million, estimated grants and costs for the New Brunswick Community Colleges of $155.3 million, and General Government expenditures estimated at $103.7 million.

Exhibit “99.1” Current Province of New Brunswick Description

Labour and Employment

 The Labour and Employment expenditure budget of $133.0 million represents 1.8% of the total budgeted expenditures for the fiscal year ending March 31, 2013 and is made up of a portion of each of the Department of Post Secondary Education, Training and Labour ($132.4 million) and General Government ($0.6 million).

Social Development

 The total budgeted expenditures in this area for the March 31, 2013 fiscal year are $1,054.2 million (14.0 % of total budgeted expenditures).  Programs included in this function are: an income security program, a child welfare and youth services program, funding for the Economic and Social Inclusion Corporation, funding for individuals in Nursing Homes and Special Care Homes and assistance for individuals and families in the acquisition and/or retention of suitable accommodations.

Health

 The Province pays the operating expenditures of approved public hospitals to cover the cost of hospital services supplied by such hospitals.  The Province also operates a comprehensive medical services payment plan (Medicare), which covers the costs of eligible medical services incurred by registered residents.  For the fiscal year ending March 31, 2013, expenditure on health services is estimated at $2,596.4 million, 34.3% of total budgeted expenditure.

Protection Services

 The Protection Services budgeted expenditure of $204.0 million represents 2.7% of total expenditure budgeted for the fiscal year ending March 31, 2013 and is made up of the Department of Justice and Attorney General ($63.1 million), the Department of Public Safety ($137.4 million), and a portion of General Government ($3.5 million).

Resources

  Budgeted expenditure for Resources is $152.2 million and represents 2.0% of the total budgeted expenditure for the fiscal year ending March 31, 2013 and is made up of the Department of Agriculture, Aquaculture and Fisheries ($40.0 million), a portion of the Department of Environment and Local Government ($24.4 million), the Department of Natural Resources ($81.6 million), the Department of Energy ($2.9 million), and a portion of General Government ($3.3 million).

Transportation

For the fiscal year ending March 31, 2013, the Province budgeted $157.9 million for the planning, design and maintenance of highways and the operation of ferry services.  This represents 2.1% of the total budgeted expenditure.

Central Government

 The Central Government expenditure of $809.1 million estimated for the fiscal year ending March 31, 2013 represents 10.7% of total budgeted expenditure and is made up of expenditures of the Department of Finance ($19.2 million), a portion of the Department of Transportation and Infrastructure ($115.5 million), a portion of the Department of Environment and Local Government ($80.5 million), General Government ($231.4 million), a portion of the Department of Culture, Tourism and Healthy Living ($20.1 million),  the Department of Government Services ($59.5 million), other central agencies ($51.5 million), and Consolidated Entities (231.4 million).

Exhibit “99.1” Current Province of New Brunswick Description

Service of the Public Debt

  For the fiscal year ending March 31, 2013 the estimate of $672.0 million for servicing the debt of the Province including interest, foreign exchange, amortization, and other debt management expenditures represents 8.9% of the total budgeted expenditure.

Net Capital Expenditures

The following table shows the gross capital expenditure for the four fiscal years ended March 31, 2012 and the Budget Estimates for the fiscal year ending March 31, 2013.  The table also shows the total amount of recoveries through cost-sharing agreements with the federal government.

Net Capital Expenditure

					Estimate
	2009	2010	2011	2012	2013
	(In thousands of dollars)

EXPENDITURES
Bridges	48,317	59,207	74,269	61,769	43,850
Economic and Regional Development	16,294	22,715	29,950	4,585	6,085
Highways	274,849	316,081	383,152	205,097	689,767
Hospitals	42,971	66,364	59,011	56,438	49,010
Maritime Provinces Higher Education
Commission – Capital Grants	-	30,000	15,000	7,500	7,500
Other Public Buildings	27,659	86,654	240,997	111,978	35,900
Permanent Parks	6,100	4,220	633	499	750
Schools	41,425	52,163	100,357	66,416	103,848
Vehicles	17,781	8,722	15,267	19,887	10,000
Other	3,825	4,659	3,096	1,530	1,050
	479,221	650,785	921,732	535,699	947,760
RECOVERIES
Recoveries from Canada Economic and Regional Development	22,130	1,024	-	(37)	-
Highways	18,868	49,670	54,671	45,359	222,107
Health	3,300	18,119	-	-	-
	44,298	68,813	54,671	45,322	222,107
Other Recoveries	3,787	15,679	9,782	2,313	10,715
	48,085	84,492	64,453	47,635	232,822
Net Capital Expenditures	431,136	566,293	857,279	488,064	714,938

Special Operating Agencies

Revenue may be generated by the Special Operating Agencies or from transfers from other budgetary accounts.  Expenditures are incurred by the agencies in delivering the programs they offer and may be of a capital or operating nature.  For the fiscal year ending March 31, 2013, gross revenue is estimated at $178.4 million from the various agencies and expenditures are estimated at $175.8 million.

Exhibit “99.1” Current Province of New Brunswick Description

Loans and Advances

The Province has followed a policy of promoting economic development through the provision of financial assistance to industry.  Such assistance has been channeled principally through the Department of Business New Brunswick, the Department of Social Development, the Department of Agriculture, Aquaculture and Fisheries, New Brunswick Energy Efficiency and Conservation Agency, Provincial Holdings Ltd., and Post Secondary Education, Training and Labour  and may take the form of repayable loans, guarantees of bank loans and bond issues and equity investments.  Funds required for repayable loans and advances are appropriated annually by the Legislative Assembly and are included in the Province's annual borrowing requirements.  Allowances for amounts for which collection is doubtful are reviewed annually and the net balances of loans and advances less allowances are reflected in the Province's accounts.

Business New Brunswick

 The Minister of Economic Development is responsible for assistance provided under the Economic Development Act:
The Economic Development Act authorizes the Minister to provide financial assistance to aid and encourage the establishment or development of industry on such terms and conditions as are specified by the Lieutenant-Governor in Council.  At March 31, 2012, loans and guarantees under the Economic Development Act amounted to approximately $433.7 million.  The allowance for doubtful accounts on these loans and guarantees amounted to $182.0 million.

Agriculture, Aquaculture, and Fisheries

 The Minister of Agriculture, Aquiculture and Fisheries is responsible for assistance provided under the Agricultural Development Act and the Fisheries and Aquaculture Development Act:

The Agricultural Development Act provides aid to farmers and farm-related businesses by way of loans, grants and loan guarantees to increase income and employment in rural areas of the Province.  At March 31, 2012, loans and guarantees outstanding were $18.8 million.  The allowance for doubtful accounts totaled $7.3 million.

The Fisheries and Aquaculture Development Act provides financial assistance mainly by way of direct loans to fishermen to purchase and operate fishing vessels and equipment.  At March 31, 2012, loans and guarantees outstanding amounted to $46.8 million.  The allowance for doubtful accounts totaled $30.5 million.

Provincial Holdings Ltd.

 Provincial Holdings Ltd. (“PHL”) is a New Brunswick company that the Province uses to invest in the equity of industrial enterprises that are based in the Province.  PHL is wholly-owned by the Province. As at March 31, 2012, $7.5 million had been advanced to PHL by the Province.  The allowance for doubtful accounts on loans to PHL totaled approximately $3.9 million.

Social Development

 The Department of Social Development carries out the provincial government's housing policies.  Loans are issued pursuant to the New Brunswick Housing Act.  At March 31, 2012, loans under the New Brunswick Housing Act totaled $33.4 million.  The allowance for doubtful accounts on these loans totaled $3.8 million.  In accordance with the recommendations of the Public Sector Accounting Board of the CICA, loans that will be repaid through future provincial appropriations are expensed at the time of issue.

Post-Secondary Education, Training and Labour

 The Department of Post-Secondary Education, Training and Labour administers the Student Loan Program which provides financial assistance to New Brunswick residents attending post-secondary institutions. At March 31, 2012, the total of student loans outstanding was $431.6 million. The allowance for doubtful accounts on these loans totaled $95.1 million.

Exhibit “99.1” Current Province of New Brunswick Description

 FINANCING

Financing Requirements

Net loans and advances, sinking fund installments and the difference between the cash contributions made to the pension funds and the amounts expensed according to CICA recommendations as well as several other relatively small items are not included in the budget since they are non-budgetary items.  Borrowing requirements associated with the budget and the aforementioned items for the fiscal year ended March 31, 2012 were $1,769.0 million and for the fiscal year ending March 31, 2013 are estimated at approximately $1,288.0 million.

Non-Public Borrowing

The Province borrows from two non-public sources, the Canada Pension Plan Investment Board (“CPP”) and the New Brunswick Immigrant Investor Fund (2009) Ltd (NBIIF).

The CPP is a compulsory national pension plan in which all provinces other than Quebec participate.  When the CPP generates surpluses, the excess funds are invested in capital markets.  In the past, funds were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown corporations and the federal government at a rate based on the federal government's long-term public market borrowing costs.  Changes to CPP legislation in 1998 allowed for new funds flowing into the CPP to be invested in domestic and foreign equities and for provincial bonds previously issued to the CPP to be rolled over upon maturity on a one-time basis at a cost equal to the respective province’s market rate.  At March 31, 2012, New Brunswick had outstanding borrowings from the CPP of $834.3 million.

The NBIIF was established as a Crown corporation under the Department of Business New Brunswick to manage NB’s share of funds from a federal immigrant program. The federal government program was established to attract immigrants to Canada. Essentially, under this program potential immigrants may make a financial investment of $800,000 as part of a requirement for attaining Canadian citizenship.  The proceeds are divided and distributed among the participating provinces.  A federal government condition of the program is that investors receive their principal back after 5 years. To ensure that this occurs, the NBIIF invests a portion of the money received from investors (collected by the federal government) in 5-year zero coupon government bonds. Rather than try to purchase zero coupon government bonds on the open market the Province issues bonds directly to the NBIIF to the exact end date required. The first bonds were issued in February of 2011.

Public Borrowing

At March 31, 2011, the Province had outstanding long-term borrowings for provincial purposes from non-CPP sources totaling $11,951.7 million through the issue and sale of debentures and notes, such securities being denominated in Canadian dollars and U.S. dollars.  Not included in this amount is $4,654.6 million borrowed on behalf of New Brunswick Electric Finance Corporation (“NBEFC”).

Trend and Distribution of Borrowing

The trend and distribution of the amounts and sources of the Province's annual debt financing over the past five fiscal years is shown below, in millions of dollars.

Funded Debt
	Year Ended March 31,
	2008	2009	2010	2011	2012
Canada Pension Plan Liabilities	834.3	834.3	834.3	834.3	834.3
New Brunswick Immigrant Investor Fund (2009) Ltd.	-	-	-	24.8	41.5
Provincial Purpose Public Debt	8,627.4	9,293.3	9,635.9	11,127.3	11,951.7
Advances to NBEFC (NB Power)	3,602.9	4,177.1	4,217.1	4,662.3	4,654.6
Total	13,064.6	14,304.7	14,687.3	16,623.9	17,440.6

Exhibit “99.1” Current Province of New Brunswick Description

Growth of Funded Debt for Provincial Purposes

The following tables illustrate the rate of change of the Province's outstanding provincial purpose funded debt and present certain ratios relating that growth to economic indicators.  The following tables do not include $305.0 million borrowed during fiscal year 2008, $620.0 million borrowed during fiscal year 2009, $550.0 million borrowed during fiscal year 2010, $665.0 million borrowed during fiscal 2011, and $530.0 million borrowed during fiscal 2012 on behalf of NBEFC.

The Province is required by legislation to pay annually into a sinking fund the Canadian currency equivalent of not less than 1% of all provincial purpose funded debt.  Sinking fund installments are invested in approved securities including direct and guaranteed obligations of the Province.  Interest earned on such investments is added to the sinking fund and is reinvested in approved securities.  At March 31, 2012 the value of the sinking fund applicable to debt issued for provincial purposes amounted to $4,237.0 million.  For the fiscal year ended March 31, 2012, earnings on investments held for the repayment of provincial purpose debt amounted to $225.6 million.

Outstanding Net Provincial Purpose Funded Debt1 (In millions of dollars unless otherwise indicated)
At March 31,	Canadian Dollars	US Dollars	Swiss Francs	Total2	Value of Sinking Funds	Net Provincial Purpose Funded Debt	Change over Previous Year (%)
2008	8,524.6	850.0	0.0	9,461.7	4,161.9	5,299.8	(0.1)
2009	8,822.7	850.0	300.0	10,127.6	4,159.9	5,967.7	12.6
2010	9,214.2	850.0	300.0	10,470.2	4,192.9	6,277.3	5.2
2011	10,739.1	850.0	300.0	11,986.4	4,341.4	7,620.2	21.4
2012	10,865.5	1,600.0	300.0	12,786.0	4,237.0	8,549.0	12.2

Comparative Debt Statistics
	Year ended March 31,
	2008	2009	2010	2011	2012
	(In millions of dollars unless otherwise indicated)
Gross Domestic Product at market prices	27,044	27,499	27,920	28,448	30,773
Personal Income	22,508	23,708	24,341	25,170	26,202
Ordinary Revenue	6,579	6,684	6,558	7,017	7,240
Net Funded Debt	5,300	5,968	6,277	7,620.2	8,549.0
As % of Gross Domestic Product	19.6	21.7	22.5	26.8	27.8
As % of Personal Income	23.5	25.2	25.8	30.3	32.6
As % of Ordinary Revenue	80.6	89.3	95.7	109	118

The figures for GDP, Personal Income and Net Funded Debt are for the fiscal year ended March 31.  The figure for Ordinary Revenue is from the fiscal year ended March 31 of the previous year.

1 Debt securities are reported in the currency in which they were originally issued.  Some issues have been hedged into Canadian dollars.
2 Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange or, where hedges are in place, at the rates of exchange established by such hedges.

Exhibit “99.1” Current Province of New Brunswick Description

Provincial Purpose Funded Debt Maturity Schedule For Securities Outstanding at March 31, 2012 (In millions of dollars1 )

Year ended March 31		CAD$	USD	CHF	Total in CAD$2

2013		803.2	100.0	-	903.1
2014		879.4	100.0	-	979.3
2015		850.0	-	-	850.0
2016		326.9	-	300.0	648.3
2017		239.4	500.0	-	824.2
2013-2017		3,098.9	700.0	300.0	3,784.7
2018-2022		3,294.7	800.0	-	3,003.0
2023-2027		230.7	100.0	-	486.0
2028-3032		500.0	-	-	519.2
2033-2037		1,673.2	-	-	550.0
2038	+	2,068.1	-	-	2,127.3
Total		10,865.5	1,600.0	300.0	12,852.3

1 Debt securities are shown in currency in which they were issued.
2 Debt securities payable in foreign currencies are expressed as the Canadian dollar equivalent as some of that debt may have been swapped.

From April 1, 2012 to date the Province has borrowed $848.5 million.

Unfunded Debt

The Province follows an accrual accounting system, as such, expenditures are allocated to the year in which they were incurred regardless of the date of payment resulting in the establishment of accounts payable and accrued liabilities.  Such unfunded debt is not secured by debt instruments.

At March 31, 2012, the Province's unfunded debt was as follows:

At March 31, 2012 (In millions of dollars)

Bank Advances and Short Term Borrowing	674.5
Trust Deposits	187.4
Accounts Payable and Accrued Expenditures	2,393.0
Deferred Revenue	502.4
Total Unfunded Debt	3,757.3

This unfunded debt is partially offset by assets of the Province in the amount of $2,612.1 million, represented by
$889.0 million of cash and short term investments, $375.0 million of receivables and advances, $1,089.3 million of taxes receivable, $58.1 million of inventories, and $200.7 million of prepaid and deferred charges.

Contingent Liabilities

The following table summarizes outstanding contingent liabilities at March 31, 2012 with comparable numbers as at March 31, 2011:

Exhibit “99.1” Current Province of New Brunswick Description

	At March 31, (In millions of dollars)

	2011	2012
Bank Loans
Under Various Acts	141.2	107.3
Less: Provision for Possible Losses	49.1	58.2
Total Contingent Liabilities	92.1	49.1

Due to the adoption of the definition of the Reporting Entity recommended by PSAB of the CICA, guarantees associated with the debt of NBEFC and the New Brunswick Municipal Finance Corporation are not included in the previous table.  These guarantees are as follows:

	At December 31, (In millions of dollars)

	2010	2011

Bonds, Debentures and Notes
New Brunswick Municipal Finance Corporation	730.1	809.4
Accrued Interest 1	3.9	3.7
Total	734.0	813.1

1 Foreign denominated debt plus accrued interest are expressed as the Canadian dollar equivalent at fiscal year-end rates of exchange.

Legal Action

The Province of New Brunswick is involved in various legal proceedings arising from government activities.  Amounts totaling $19.8 million have been accrued which represents management’s best estimate of the likely losses due to legal actions.

Enbridge Gas New Brunswick Limited Partnership has commenced an action in the Court of Queen’s Bench of New Brunswick against the Province claiming C$569,081,000 and other unspecified damages for alleged breaches of a general franchise agreement and an alleged related collateral agreement.  The Province considers the action to be without merit and is defending vigorously.

The Province of New Brunswick is also involved in other legal actions, the outcome of which is not determinable.

Debt Record

The Province has always paid promptly when due the full amount of the principal, redemption premium, if any, and interest on every direct obligation issued by it and every indirect obligation on which it has been required to implement its guarantee, all in the lawful currency of the country where payable at the time of payment thereof, subject during wartime to any applicable restrictions of laws and regulations forbidding trading with the enemy.

Exhibit “99.1” Current Province of New Brunswick Description

CONSOLIDATION OF NEW BRUNSWICK PUBLIC SECTOR DEBT

Other than the Province, NBEFC and the New Brunswick Municipal Finance Corporation, municipalities are the only public sector entities with outstanding debt.  Municipalities, with the exception of the City of Saint John, are required to obtain approval from the provincial government before borrowing money for capital expenditures.

Consolidated Funded Debt of the New Brunswick Public Sector
(In millions of dollars)

Province of New Brunswick
	Funded Debt	12,786.0
	Less: Sinking Funds	4,237.0
		8,549.0
Municipalities
	Funded Debt	809.4
Total Public Sector Debt		9,358.4

Information in the foregoing table relative to the Province is at March 31, 2012, and information relative to municipalities is the amount outstanding at December 31, 2011.  Excluded is $4,276.4 million (net of sinking funds of $378.2 million) borrowed by the Province on behalf of NBEFC.  This debt is paid out of the operating revenues of NBEFC rather than out of provincial revenues.

Exhibit “99.1” Current Province of New Brunswick Description

PUBLIC SECTOR PENSION LIABILITIES

The Public Service Superannuation Act (“PSSA”) establishes a plan under which pensions are paid to most Government employees and to certain employees of boards or institutions affiliated with the Province or their surviving spouses and minor dependents.  Employees contribute approximately 6.0% on average of their salaries into the Public Service Superannuation Fund (“PSSF”).  Approximately 9,363 active provincial employees are making contributions. The Province and other designated employers are required to contribute into the PSSF an amount that is necessary, in addition to employee contributions, to cover current service cost.  If at any time the PSSF is unable to satisfy all pension liabilities, the deficiency will be met out of the ordinary revenue of the Province.  The Province contributed $44.4 million as the employer portion of current service cost for the year ended March 31, 2012.  The Province will contribute approximately $48.2 million for current service cost for the fiscal year ending March 31, 2013.  The market value of the PSSA Pension Plan assets was $5,228.6 million as of March 31, 2012.

As a result of the PSSA Pension Plan’s April 1, 2011 actuarial valuation for funding purposes, the Province and three other designated employers will continue making special payments to reduce the $506.9 million unfunded liability.  The Province’s share of the special payments will be $53.4 million while the three designated employers will collectively contribute $14.5 million in the fiscal year ending March 31, 2013. ($51.1 million for the Province and $13.9 million collectively for the three designated employers in the fiscal year ended March 31, 2012).

The Teachers’ Pension Act establishes a plan for the payment of pensions to retired teachers or their surviving spouses and minor dependents.  Teachers covered contribute approximately 7.8% on average of their salaries into the Teachers’ Pension Fund (“TPF”).  Approximately 7,882 active employees are making contributions.  The Province is required to match employee contributions.  If at any time the TPF is unable to satisfy all pension liabilities, the deficiency will be met out of the ordinary revenue of the Province.  The Province contributed $44.7 million as the employer portion of current service cost for the year ended March 31, 2012.  The Province will contribute approximately $46.5 million for the fiscal year ending March 31, 2013.  The market value of the TPF assets was $4,159.6 million as at March 31, 2012.

As the result of the Teachers’ Pension Plan’s April 1, 2011 actuarial valuation for funding purposes, the Province will continue making special payments to reduce the $458.2 million unfunded liability.  The special payments will be $98.6 million in the fiscal year ending March 31, 2013 ($94.4 million in the fiscal year ended March 31, 2012).

As of April 1, 2012, the Public Service Superannuation Plan had an actuarial pension liability of $153.8 million using accounting assumptions while the Teachers’ Pension Plan had an actuarial pension liability of $209.8 million.

Significant actuarial assumptions used for the purposes of financial statements were:

Long Term

Salary escalation rate	3% plus promotional increase
Real rate of return	4.35%
Inflation	2.50%

As at March 31, 2012, the financial statements for the Province reported a pension surplus of $140.1 million and $322.8 million for the Public Service Superannuation Plan and the Teachers’ Pension Plan, respectively.  The primary difference between the actuarial pension liabilities and the liabilities per the financial statements is that accounting standards require that experience gains and losses be amortized over the estimated average remaining service life of the employees.

The Province sponsors three separate School District pension plans totaling $314.0 million in assets.  The plans have December 31 year-ends.  The total liability was approximately $62.0 million on an actuarial basis with a $6.0 million surplus on an accounting basis.  If at any time these plans are found to be deficient, the Province is required to contribute an amount sufficient to fully fund the obligations. In 2011-2012 the Province made special payments totaling $3.3 million.

The Province sponsors pension plans for provincial court judges, Members of the Legislative Assembly and the Ombudsman.  Collectively they have a total actuarial unfunded liability of $83.5 million and an accounting unfunded liability of $74.9 million as at March 31, 2012.

Exhibit “99.1” Current Province of New Brunswick Description

The Province also contributes to the Pension Plan for Certain Bargaining Employees of New Brunswick Hospitals, C.U.P.E. Employees of New Brunswick Hospitals and the Pension Plan for Part-time and Seasonal Employees.  The Province contributes a fixed percentage of employee wages and has no further financial obligations to such employees with respect to their pension plan.

In September 2011, the government commissioned a Task Force to examine New Brunswick’s pension system with a goal of ensuring a system which is secure, sustainable, and affordable.  As a result of their review, the Task Force, which worked collaboratively with unions, recommended that government adopt a new shared risk pension model.

In May 2012, the Government of New Brunswick announced that it would develop legislation to allow for shared risk pension plans in the province.  Government is advocating that all provincially sponsored pension plans adopt the new shared risk model.

New Brunswick Investment Management Corporation

In 1996, legislation was proclaimed establishing the New Brunswick Investment Management Corporation.  The corporation acts as trustee for the PSSF, the TPF and the Provincial Court Judges’ Pension Fund.

Exhibit “99.1” Current Province of New Brunswick Description

NEW BRUNSWICK POWER HOLDING CORPORATION

NB Power was established as a Crown Corporation of the Province in 1920 by enactment of the Electric Power Act.

On October 1, 2004 the Province of New Brunswick proclaimed the Electricity Act (the “Act”), which resulted in the reorganization of NB Power and the restructuring of the electricity industry in New Brunswick. The NB Power Group (the “Group”) was continued as a holding company and four operating companies:

New Brunswick Power Holding Corporation (Holdco), which provides strategic direction, governance and support to the subsidiaries for communications, finance, human resources, legal, and governance. It also provides shared services on a cost-recovery basis;

New Brunswick Power Generation Corporation (Genco) 1, which is responsible for the operation and maintenance of the oil, hydro, coal, and diesel-powered generating stations;

New Brunswick Power Nuclear Corporation (Nuclearco), which is responsible for the operation of the Point Lepreau Generating Station;

New Brunswick Power Transmission Corporation (Transco), which is responsible for operating and maintaining the transmission system and

New Brunswick Power Distribution and Customer Service Corporation (Disco), which is responsible for operating and maintaining the distribution system. Disco is designated as the standard service supplier for the Province and is obligated to provide standard services to residential, commercial, wholesale, and industrial customers located throughout the Province.

The Group provides New Brunswickers with electricity at the lowest possible cost consistent with safety, reliability and the environment. The electricity is generated at 14 facilities and delivered via power lines, substations and terminals to more than 391,000 direct and indirect customers within New Brunswick. In addition, the Group exports electricity to New England, Quebec, Nova Scotia, and Prince Edward Island.

On October 19, 2011, the provincial government released a new energy blueprint which outlined a 10 year vision and a three year action plan for the energy sector.  The energy blueprint announced the amalgamation of the NB Power group of companies into a single, vertically integrated Crown utility.  As part of this amalgamation the NB Power related debt currently held by the New Brunswick Electric Finance Corporation (NBEFC) will be returned to NB Power.  NB Power has been directed to implement cost reductions and savings.  These savings will be held by utility to help build equity and pay down debts.

At March 31, 2012, the Group generated electricity at 13 hydro, coal, oil and diesel-powered stations, with an installed net capacity of 3,152 megawatts comprised of 1,738 megawatts of thermal, 889 megawatts of hydro, and 525 megawatts of combustion turbine capacity.  With the completion of the Point Lepreau nuclear plant refurbishment the plant has a net generating capacity of 660 megawatts.    Gross investment in all plants at March 31, 2012 was $4,4672 million.

At March 31, 2012, the Group maintained 6,849 kilometers of transmission lines and 20,786 kilometers of distribution lines representing a gross investment of $3732 million and $8612 million, respectively.  The Group also had a gross investment of $5422 million in terminals and substations.

Transco has extensive interconnection facilities to take advantage of its favourable geographic position between the two very large electric power systems in Quebec and New England and the other two Maritime Provinces.  At March 31, 2012 interconnection capacity was as follows:

1 Genco wholly owns two subsidiaries
•	New Brunswick Power Coleson Cove Corporation (Colesonco), which owns and operates the Coleson Cove Generating Station, with a generating capacity of 972 MW included in Genco’s total capacity.
•	Mine Reclamation Inc (formerly NB Coal Limited). The Company name was changed in January 2010 to handle the remaining assets of NB Coal.
2 Excluding construction in progress.

Exhibit “99.1” Current Province of New Brunswick Description
Interconnection Capacity

Utility System	Megawatts (MW)
	Import	Export

Québec	1,017	773
New England	665	1,105
Nova Scotia	350	300
Prince Edward Island	105	200

Total	2,137	2,378

Genco exports energy to Northern Maine and New England pursuant to export permits from the National Energy Board expiring in the 2016-2017 period.

Significant Events

The following significant events impacted the Group’s 2011-12 financial results.

Point Lepreau Nuclear Generating Station Refurbishment Project

In July 2005 the Province of New Brunswick announced its decision to support the Board’s recommendation to refurbish Point Lepreau Generating Station in partnership with Atomic Energy of Canada Limited (“AECL”). The refurbishment will extend the station’s life by approximately 25 years, providing the Group with electricity from a fuel source that is not subject to the volatility of heavy fuel-oil pricing. The refurbished station will also continue to provide an environmental benefit by generating electricity that avoids significant carbon dioxide, sulphur dioxide and nitrogen oxide emissions.

The original project completion and station restart date was October 2009.  The project has experienced challenges however on November 23, 2012 the station returned to commercial operations.

Total project capital spending to March 31, 2012 is $1.2 billion.

Financial Implications of Delay

Refurbishment of the Point Lepreau Generating Station is largely a turnkey project and, as such, construction cost overruns are the responsibility of the contractor – AECL. There are, however, financial implications for NB Power as project owner.
The capital costs and deferral costs totaling $33 million per month as a result of the delay are as follows:

a) The capital cost of the project will increase by approximately $15 million per month of project delay, this consists of:
▪ $3 million in increased project owner costs for facilities, contracted staff, insurance and other costs to support the project
▪ $12 million of costs reallocated from operations to the project

b) The deferral of Nuclearco period and replacement power costs will increase by approximately $18 million per month   (including interest applied to the deferral balance).

These costs will be amortized and charged to customers over the extended life of the station.

Rate Freeze

In January 2011, the NB Power Board of Directors received the Shareholder’s mandate letter which included a number of specific directives, one of which directed NB Power to implement a three year rate freeze ending September 2013.

Exhibit “99.1” Current Province of New Brunswick Description

As a result of this directive, the hedging program was extended from purchasing 18 months forward to 36 months forward. This will assist with mitigating risk related to fuel and purchased power price volatility over the three-year rate freeze.

International Financial Reporting Standards (IFRS)

During the year, the Accounting Standards Board (AcSB) allowed companies with rate regulated activities to defer their implementation of IFRS by one year. The Group met the requirements for the deferral and has elected to defer the transition to IFRS until April 1, 2013. This is consistent with what other government business enterprise rate regulated utilities are doing.

Thermal Decommissioning Liabilities

During the year as part of the on-going decommissioning liability review process, a third party performed a decommissioning study on the Coleson Cove Generating Station. As a result of this study the decommissioning liability was increased by $4.5 million to $24 million.

Nuclear Decommissioning Liabilities

During the year as part of the on-going  decommissioning liability review process, the Nuclear Waste Management Organization (NMWO) performed a study on the used nuclear fuel and as a result the liability increased by $15 million to $271 million.

Material Damage and Delay in Start-up Legal Action

NB Power commenced legal action against Underwriters in January 2012 respecting the material damage to the reactor bore tubesheet and resulting delay in start-up.  Underwriters have filed defences, and initial meetings have taken place among outside legal counsel to reach preliminary agreements on the scope of documentary discovery.  It is expected that documentary discovery could take up to a year to complete, and that discovery examinations could occur in the summer and fall of 2013.  It is expected that a “dual track” of litigation and settlement discussions will occur over the next year.  If settlement cannot be achieved on favourable terms, no time will be lost in the litigation timeline.  NB Power Nuclear has claimed approximately $65 million under the material damage section of the policy, and $255 million under the delay in start-up section.

New Brunswick Energy Blueprint

On October 19, 2011, the New Brunswick Department of Energy released its Energy Blueprint, which outlines a 10-year vision and a three-year action plan for the energy sector. The Energy Blueprint contains a number of actions that impact NB Power.

Continuous Process Improvement

The New Brunswick Energy Blueprint called for NB Power to implement costs reductions and to operate a leaner Crown utility. In 2011-2012, NB Power partnered with a firm to find efficiencies within the Group that will drive costs savings and reduce debt by 20% over ten years. The objective of this 36-week long initiative, known as Energy Transformation, is to realize $30 million in sustainable cost savings through productivity and process improvements.

Large Industrial Renewable Energy Purchases Program

The Energy Blueprint’s Large Industrial Renewable Energy Purchase Program provides electricity cost relief for certain large industrial customers who compete against competitors located in jurisdictions with lower energy costs than New Brunswick. This Program calls for NB Power to purchase renewable-based electricity from qualifying large industrial customers at a set price. As of March 31, 2012, NB Power had not executed any agreements; however, when these agreements do come into force, energy purchases will be retro-active to January 1, 2012.

Exhibit “99.1” Current Province of New Brunswick Description

Reintegration

The Energy Blueprint calls for the amalgamation of the Group into a single vertically integrated Crown utility and the dissolution of the New Brunswick System Operator and the migration of system operator functions back to NB Power. This reintegration will reduce costs and allow operating efficiencies which are necessary for the company to address its debt issues in a very strategic and focused manner.

Overview of Financial Performance

NB Power’s net earnings were $173 million for the year ended March 31, 2012, compared to $67 million the prior year. Earnings before special payments in lieu of income taxes for the year ended March 31, 2012 were $231 million compared to the prior year’s income before special payments in lieu of income taxes of $99 million. The significant factors that contributed to the $132 million year-over-year variance were:

•	an increase in gross margin of $110 million mainly due to
o	higher in-province revenue due to higher residential and general service load partially offset by warmer weather
o	lower overall generation costs partially reduced by higher volumes
o	higher hydro flows in 2011-2012 at 132 per cent of the long-term average compared to 115 per cent of the long-term average in 2010-2011

Partially offset by
o	lower out-of-province revenue due to lower volumes mainly due to completion of prior year export contracts and lower market prices
•	a decrease in finance charges of $19 million due to lower long-term interest rates and lower debt levels (other than debt associated with ongoing capital projects)
                 • gain on sale of dragline of $15 million in 2011-2012 (reported as miscellaneous revenue)
•	a decrease in operations maintenance and administration expense of $7 million in 2011-2012 (see Year-over-Year Results – Expense section for more detail)

Partially offset by
•	an increase in amortization and decommissioning expense of $18 million in 2011-2012 (see Year-over-Year Results Expense section for more detail)

Non-capital costs of $180 million were incurred related to the Point Lepreau Generating Station refurbishment project; however, these costs were deferred in accordance with legislation, (no impact on the current year’s earnings) and will be amortized over the life of the refurbished generating station.

In 2011-2012, the NB Power Group’s debt increased by $83 million. The increase was mainly due to financing requirements for the Point Lepreau refurbishment project and the related deferred costs (see Liquidity and Capital Resources section for more detail).

Operating Results

Revenues

Total revenues were $1,646 million in 2011-2012, an $8 million or zero per cent increase compared to 2010-2011.

In-province sales of power totaled $1,266 million in 2011-2012, representing a $20 million or two per cent increase from 2010-2011. The main contributors to the year-over-year variance were a $29 million increase due to increased residential and general service load offset by a $7 million decrease due to warmer weather.

In 2011-2012, out-of-province sales of power were a $225 million, a decrease of $25 million or 10 per cent compared to 2010-2011.  The main contributors to the year-over-year variance were:

(a)	$29 million decrease due to lower market prices
(b)	$6 million decrease due to lower volumes mainly due to expiration of a contract to sell capacity during the year
Offset by

Exhibit “99.1” Current Province of New Brunswick Description

(c)	$10 million increase due to increased sales volume as a result of favourable sales prices due to lower costs to supply (resulting from higher hydro)

Miscellaneous revenue was $65 million in 2011-2012, an increase of $14 million compared to 2010-2011.  This increase was mainly due to the sale of a dragline from the former NB Coal company.
For the fiscal year ended March 31, 2012, energy was supplied as follows:

Composition of Energy Supply

	Total	In Province
	(%)

Hydro	20.8	24.3
Thermal	22.3	21.8
Nuclear	0.0	0.0
Purchases	56.9	53.9

Total	100.0	100.0

Fuel and Purchased Power

The cost of fuel and purchased power was $742 million in 2011-2012, a decrease of $132 million or 15 per cent from 2010-2011. The year-over-year decrease in fuel and purchased power costs was mainly attributable to:

(a)	$123 million lower overall generating costs partially due to an economic decision to purchase more power rather than generate due to low market prices.
(b)	$25 million higher hydro flows

Offset by
(c)	$10 million higher overall volumes required
(d)	$9 million one-time settlement of a fuel supply and storage agreement resulting in lower costs in prior year

Operations, Maintenance and Administration

Operations, maintenance and administration costs were $409 million in 2011-2012, a $7 million or two per cent decrease compared to 2010-2011. The significant changes were:

(a)   $17 million lower early retirement expense related to the prior year staff reduction initiative
(b)	$5 million settlement of a contract to supply gypsum in prior year
(c) $5 million adjustment to land reclamation expense in prior year

Offset by
(d)
$7 million higher labour at the Point Lepreau Generating Station due to higher overtime and less labour allocated to capital as the refurbishment nears completion and employees focus on OM&A work necessary for restart

(e)
$7 million higher hired services and materials mainly due to scope and timing work related to the Point Lepreau Generating Stations Refurbishment project partially offset by higher outage costs at Belledune in prior year

(f)	$5 million higher pension interest and amortization due to a lower return on plan assets and lower discount rate

Amortization and Decommissioning

Amortization and decommissioning costs were $217 million in 2011-2012, an $18 million or nine per cent increase compared to 2010-2011. The significant changes were
(a)	$16 million higher decommissioning as a result of an adjustment to Grand Lake during 2011-2012
(b)	$6 million higher decommissioning as a result of an adjustment to the Dalhousie Generating Station during 2011-2012

Exhibit “99.1” Current Province of New Brunswick Description

(c)   $3 million higher amortization related to the adjustment to the Coleson Cove decommissioning liability and adjustment to the used nuclear fuel liability

Offset by
(d)	$6 million extension prior year write offs at Belledune and Coleson Cove generating stations

Finance Charges

Finance charges were $95 million in 2011-2012.  This represents a $19 million or 17 per cent decrease from 2010-2011.   This was mainly due to $19 million lower interest charges mainly related to lower debt levels outstanding and lower long-term interest rates.

Special Payments in Lieu of Income Taxes

The NB Power Group is required to made special payments in lieu of income taxes to NBEFC or recover taxes previously paid through the application of loss carry-backs. These payments or recover taxes previously paid through the application of loss carry-backs. These payments or recoveries are based on accounting net earnings multiplied by a rate of 26.375 per cent.  Special payments in lieu of income taxes (recovery) were $58 million in 2011-2012, a $26 million increase compared to 2010-2011. This increase was due to higher earnings.

Liquidity and Capital Resources

Capital expenditures, net of customer contributions, were $279 million in 2011-2012. This year-over-year increase of $41 million or 17 per cent resulted primarily from the following:

(a)	$26 million increased spending on the Point Lepreau Generating Station refurbishment project, and turbine upgrade completion
(b)	$12 million increased regular capital spending

Cash Flow from Operations

Cash flow from operations in 2011-2012 increased by $95 million to $388 million. This increase resulted from a $106 million increased net earnings.  This was offset by an $11 million decrease in amounts charged to operations not requiring a current cash payment which was principally due to the sale of an asset.

Free Cash Inflow (Outflow)

 Free cash outflow was $73 million in 2011-2012, a decrease of $109 million compared to 2010-2011.  The primary reasons for the decrease were:

(a)	increased capital working capital related to the timing of payments
(b)
decreased regulatory deferrals excluding mark-to-market adjustments mainly due to net change in regulatory deferrals related to the Point Lepreau Generating Station refurbishment project and the PDVSA lawsuit settlement

(c)	increased cash flow from operations mainly due to higher earnings

Offset by
(d)	increased capital spending
(e)	decreased recovery of capital related to the PDVSA fuel shipments ended in prior year

Total Debt

The Group’s debt increased by $83 million in 2011-2012 and was mainly due to capital spending on the Point Lepreau Generating Station refurbishment project and the related deferred costs.

The Group’s debt levels are increasing due to the refurbishment of the Point Lepreau Generating Station.  The level of short-term borrowings fluctuates depending on the timing of debt maturities and capital investment requirements. Since restructuring on October 1, 2004 the Group issues long-term and short-term notes to NBEFC. Under the authority of the Act, the Province borrows in its own name on behalf of NBEFC.

Exhibit “99.1” Current Province of New Brunswick Description

Statistical Information

The following tables set forth certain statistical information for the five fiscal years ended March 31, 2012.

Selected Output and Sales Data

	2008		2009		2010		2011		2012
System Power Generated and Purchased (In millions of kilowatt hours)
Generated	14,437		11,264		9,525		7,587		7,407
Purchased	3,909		5,295		6,772		9,546		9,780
	18,346		16,559		16,297		17,133		17,187
Less: Station service and losses (transformer and transmission)	1,439		1,292		1,138		1,143		923
Total Energy Available	16,907		15,267		15,159		15,990		16,264

Electric Sales
In-province	14,250		13,052		12,545		12,658		12,862
Out-of-province	2,327		1,891		2,326		2,994		3,132
Total Electric Sales	16,577		14,943		14,871		15,652		15,994

Revenue from Sale of Power (In millions of dollars)
In-province	1,237		1,219		1,207		1,246		1,266
Out-of-province	196		217		229		250		225
Total revenue from sale of power	1,433		1,436		1,436		1,496		1,491
Miscellaneous revenue and transmission	279		17		199		120		155

Total Revenue	1,712		1,453		1,635		1,616		1,646

Number of Customers (direct and indirect)	376,964		380,682		383,283		387,935		391,191
Average Revenue per kilowatt-hour
In-province	8.68	¢	9.34	¢	9.62	¢	9.84	¢	9.84	¢
Out-of-province	8.42	¢	11.48	¢	9.85	¢	8.35	¢	7.18	¢

The following summary financial information was extracted from the audited combined financial statements of NB Power Holding Corporation.

Summary Combined Balance Sheet
	As at March 31,

	2011	2012
	(In millions of dollars)
Assets
Current assets	542	503
Fixed assets	3,773	3,909
Long-term asset	1,242	1,530
Deferred change	75	64
Total Assets	5,632	6,006

Liabilities and Deficits
Current liabilities	1,297	1,405
Long-term debt	3,417	3,469
Deferred liability	612	678
Shareholder equity	306	454
Total Liabilities and Shareholder’s Equity	5,632	6,006

Exhibit “99.1” Current Province of New Brunswick Description

Summary of Combined Statement of Earnings
	Year Ended march 31,

	2008	2009	2010	2011	2012
	(In millions of dollars)
Revenues	1,712	1,453	1,635	1,616	1,646
Expenses
Fuel and purchased power	585	869	887	874	742
Transmission 1	85	82	86	90	87
Operations, maintenance and administration	397	415	447	416	409
Amortization & decommissioning	216	186	199	199	217
Taxes	43	43	40	40	40
Regulatory deferrals	73	(386)	(147)	(216)	(175)
Finance charges	175	140	132	114	95
Impairment of long-term asset	-	-	161	-	-
	1,574	1,349	1,805	1,517	1,415
Earnings (loss) before special payments in lieu of income taxes	138	104	(170)	99	231
Less: Special payments in lieu of income taxes	49	34	(53)	32	58
Net Earnings (Loss) for the Year	89	70	(117)	67	173

1 The EUB also regulates the Open Access Transmission Tariff (“OATT”) that establishes non-discriminatory access to the transmission system for generators and customers inside and outside the Province and generates revenues for Transco to operate and maintain the transmission system.  On October 1, 2004, the System Operator assumed responsibility for the design and administration of the OATT.  As such, Transco bills the System Operator for the majority of its revenue requirement which the System Operator collects through the OATT from the various load and load-serving customers including Genco, Nuclearco and Disco.

Summary Combined Statement of Cash Flow

	Year Ended March 31,

	2008	2009	2010	2011	2012
	(In millions of dollars)
Net Inflow (Outflow) of Cash Related to the Following Activities:
Net income (loss)	89	70	(117)	67	173
Non-cash items	227	203	362	226	215
Net change in non-cash working capital balances	(80)	(60)	(65)	(36)	53
Nuclear decommissioning and used fuel management funds installments and earnings1	(141)	(35)	(21)	(22)	(22)
Other	(21)	(257)	(237)	(234)	(228)

Cash from operating activities	74	(79)	(78)	1	191
Cash from financing activities	219	466	326	188	67
Cash from investing activities	(323)	(381)	(250)	(183)	(264)
Net Cash Inflow (Outflow)	(30)	6	(2)	6	(6)
Cash and short-term investments
Beginning of Year	30	0	6	4	10
End of year	0	6	4	10	4

Exhibit “99.1” Current Province of New Brunswick Description

Segmented Information

The Group is organized and operates under five reportable business segments. On October 1, 2004, the restructuring of NB Power resulted in each of the business segments becoming incorporated companies.

	Year ended March 31, 2012 (In millions of dollars)
	Genco	Nuclearco	Transco	Disco	Holdco	Eliminations	Total

Total Revenue	1,057	201	105	1,316	80	(1,113)	1,646
Total Expenses	1,023	201	91	1,191	80	(1,113)	1,473
Net Income (Loss) for Year	34	-	14	125	-	-	173
Total Assets	1,479	2,470	402	1,775	469	(589)	6,006

Total Long-term Debt	1,010	1,493	199	1,290	-	-	3,992
Capital Expenditures	12	202	19	44	2	-	279

1 The Group established a decommissioning segregated fund and a used nuclear fuel segregated fund to meet the license conditions of the Station as set by the Canadian Nuclear Safety Commission (CNSC).  The Group has also established a trust fund pursuant to the federal Nuclear Fuel Waste Act (“NFWA”).  In accordance with the NFWA, the Nuclear Waste Management Organization (“NWMO”) was formed to prepare and review alternatives and provide recommendations for long-term management of nuclear waste.   In June 2007, the Government of Canada announced its decision to accept the long-term disposal plan proposed by the NWMO.  The funding requirement, based on the accepted proposal, has not been finalized at this time.  Until then, the NFWA requires the Group to contribute $4 million annually.  The funds contained in the established funds to meet the license conditions of the Point Lepreau Generating Station described above will also be used to meet these requirements.

Exhibit “99.1” Current Province of New Brunswick Description

NEW BRUNSWICK ELECTRIC FINANCE CORPORATION

NBEFC was established under the Act that came into force on October 1, 2004.

NBEFC has as its mandate to manage the assets, liabilities, rights, and obligations that NBEFC received as part of the restructuring of Holdco and to dispose or otherwise deal with them as it sees fit.

As a result of the restructuring, the former NB Power’s debt, accrued interest and Sinking Funds were transferred to NBEFC.  A net total of $3.5 billion was transferred to NBEFC.

In exchange, NBEFC received promissory notes from each Holdco subsidiary, including accrued interest, and a $140-million equity share in Transco. In addition, NBEFC assumed the deferred debt charges of $50 million and relieved the newly formed Holdco and its subsidiaries of NB Power’s $187 million deficit.

NBEFC holds Class “B” non-voting share of nominal value in Holdco and its subsidiaries as well as in New Brunswick Power Coleson Cove Corporation.  NBEFC holds an additional thousand Class “B” non-voting common shares in Transco assigned a value of $140 million.

NBEFC receives debt service payments, dividends and payments in lieu of taxes from the newly formed companies.

As of March 31, 2012, NBEFC had total debt net of sinking funds of $4.752 billion.

Exhibit “99.1” Current Province of New Brunswick Description

FUNDED DEBT OUTSTANDING AT MARCH 31, 2012

Date of Maturity	Interest Rate %	Sinking Fund Installment Rate %	Series	Currency Amount	Outstanding Amount CDN	Date Issued	Note
Repayable in United States Dollars:
15 Feb. 2013	7.625	1 & 1.5	EO	200,000.0	199,820.0	Feb. 1993	2
15 Aug. 2013	6.75	1 & 1.5	ET	200,000.0	199,820.0	Sept. 1993	2
21 Feb. 2017	5.2	1 & 1.5	GR	500,000.0	584,750.0	Feb. 2007	2, 11
15 June 2018	2.75	1 & 1.5	HD	750,000.0	734,000.0	June 2011	2, 24
15 May 2020	9.75	1 & 1.5	DU	200,000.0	198,785.0	May 1990	2, 12
1 May 2022	8.75	1 & 1.5	EI	200,000.0	197,710.0	May 1992	2, 13
				2,050,000.0	2,114,885.0
Repayable in Swiss Francs
4 Mar. 2016	2.875	1.5	GY	300,000.0	321,390.7	Mar 2009	2, 15

Exhibit “99.1” Current Province of New Brunswick Description

FUNDED CANADIAN DEBT OUTSTANDING AT MARCH 31, 2012

Date of Maturity	Interest Rate %	Sinking Fund Installment Rate %	Series	Outstanding Amount	Date Issued	Note
Repayable in Canadian Dollars:
11 May 2012- 10 July 2012	9.17-9.45	1.5	CP	41,673.0	1992	1
9 May 2012	4.53	1.5	CP	86,575.0	2006-07 2007-08	9
6 Dec. 2012	5.875	1 & 1.5	FZ	600,000.0	June, Aug. 2002	2, 5
18 Jan. 2013	9.25	1 & 1.5	EN	200,000.0	Jan. 1993	2
25 Feb. 2013	5.5	1 & 1.5	GC	200,000.0	Feb. 2003	2
1 June 2013	3.35	1 & 1.5	GX	620,000.0	Dec 2008, Jan 2009	2, 18
28 June 2013	8.5	1 & 1.5	ER	200,000.0	June 1993	2
13 Jan. 2014	7.75	1.5	EW	200,000.0	Jan. 1994	2
10 Mar. 2014	4.81	1.5	CP	79,432.0	2007-08 2008-09	9
1 Aug 2014	Floating	1.5	HE	300,000.0	Aug. 2011	2,25
4 Feb. 2015	4.5	1.5	GL	550,000.0	Feb. Apr. 2005	2, 7
12 May 2015	8.75	1 & 1.5	FF	200,000.0	May 1995	2
30 Sept 2015-26 Feb 2016	0.00	1.5	NBIIF	24,826.9	Feb, March 2011	20
3 Dec. 2015	4.3	1 & 1.5	GN	500,000.0	June 05, Jan 06	2, 8
31 Mar. 2016-28 Feb 2017	0	1.5	NBIIF	41,534.4	Apr 11 – Feb 12	20
21 July 2016	4.7	1 & 1.5	GQ	600,000.0	July 06, Aug 2010	2, 23
27 June 2017	6.75	1.5	FO	250,000.0	June 1997	2
27 Dec. 2017	6	1.5	FP	250,000.0	Nov. 1997	2
14 Mar. 2018	4.361	1	GU	120,000.0	Mar. 2008	2
26 Mar. 2018	4.45	1 & 1.5	GV	900,000.0	2008-2009	2, 17
2 Apr. 2019-3 Mar. 2020	5.64-6.82	1.5	CP	46,892.0	1999-2000	1
3 June 2019	4.40	1 & 1.5	HA	900,000.0	Dec, May, June, Sept 09	2, 19
1 Apr. 2020-2 Mar. 2021	6.25-6.76	1.5	CP	53,014.0	2000-2001	1
2 June 2020	4.50	1 & 1.5	HC	1,365,000.0	2010-2011	2, 22
1 Apr. 2021-1 Mar. 2022	6.26-6.70	1.5	CP	74,784.4	2001-2002	1
3 Dec 2021	3.35	1 & 1.5	HF	900,000.0	Oct, May 11, Feb 12	2, 26
1 Apr. 2022-1 Mar. 2023	5.79-6.51	1.5	CP	73,185.0	2002-2003	1
5 Apr. 2023-1 Mar. 2024	5.37-6.06	1.5	CP	71,205.0	2003-2004	1
31 Mar. 2024	4.67	1	GP	100,000.0	Mar. 2006	2
10 Apr. 2025-10 May 2025	4.97-5.10	1.5	CP	19,188.0	2005	1
2 Apr. 2024-10 Jan 2025	5.16-5.83	1.5	CP	67,087.0	2004-2005	1
27 Dec. 2028	5.65	1.5	FT	500,000.0	July 98, Feb. 99	2, 3
15 Dec. 2029	5.75-6.29	1	FV	50,000.0	Dec. 1999	4
27 Jan. 2034	5.5	1.5	GJ	550,000.0	Jan., Nov. 2004	2, 6
19 Mar. 2034	5.15	1	GZ	50,000.0	Mar. 2009	2
26 Sept. 2034	5	1	GW	150,000.0	Sept 2008	2
10 July 2035	4.73	1.5	CP	50,302.0	2005, 2006-2007	9
26 Sep. 2035	4.65	1 & 1.5	GO	650,000.0	Sept 05, Jan 07	2, 10
26 Mar 2037	4.55	1 & 1.5	GS	900,000.0	Mar. June. Sep. 07	2, 14
26 Mar 2037	4.63	1.5	CP	7,856.0	Apr. 2007	9
26 Sept. 2039	4.8	1 & 1.5	GT	1,200,000.0	2007 – 2010	2, 16
2 June 2039- 1 Mar 2010	4.76-5.13	1.5	CP	64,307.0	2009-2010	9
5 Apr 2040-3 Dec 2040	4.51-4.96	1.5	CP	40,360.0	2010	9
3 June 2041	4.80	1 & 1.5	HB	1,000,000,0	2010, 2011,2012	2, 21
10 July 2041	4.4	1.5	CP	58,458.0	July 2011	9
3 June 2055	3.55	1.5	HG	165,000.0	Jan 2012	2, 27

Total Canadian Outstanding				15,070,679.7

Total Amount Outstanding				17,506,955.4

Exhibit “99.1” Current Province of New Brunswick Description

Notes to Funded Debt Outstanding

(1) Issued to Canada Pension Plan Investment Fund, not negotiable, transferable or assignable.  Twenty year bonds redeemable in whole, or in part prior to maturity on not less than 30 days notice.

(2) Non-callable

(3) In February 1999, the Province issued an additional $250 million of its series FT debentures.

(4) Putable at par on 15 December 2007 at the option of the note holder with 10 calendar days notice.  The interest rate is 5.75% to 15 December 2007.  After this date, until maturity, the interest rate is 6.29%.

(5) In August 2002, the Province issued an additional $300 million of its series FZ debentures.

(6) In November 2004, the Province issued an additional $250 million of its series GJ debentures.

(7) In April 2005, the Province issued an additional $300 million in its Series GL debentures.

(8) In January 2006, the Province issued an additional $300 million of its series GN debentures.

(9) Issued to the Canada Pension Plan Investment Board, non negotiable or transferable.  Assignable only to a wholly-owned subsidiary of the CPP Investment Board.  Thirty year bonds redeemable in whole or in part prior to maturity on not less than six days notice.

(10) In January 2007, the Province issued an additional $400 million of its Series GO debentures.

(11) Canadian $584,750.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment at maturity of the Province’s debt of Series GR 5.20% $500 million US due 21 February 2017.  Interest is payable semi-annually in Canadian dollars at a fixed rate.

(12) Canadian $48,920.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of U.S. $50 million of Series DU due 15 May 2020.  Interest is payable semi-annually in Canadian dollars at a fixed rate.

(13) Canadian $97,800.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of U.S. $100 million of Series EI due 1 May 2022.  Interest is payable semi-annually in Canadian dollars at a fixed rate.

(14)  The Province issued an additional $300 million in June 2007 and $300 million in September 2007 of its Series GS debentures.

(15) Canadian $321,390.7 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment of the Province’s debt of Suisse francs $300 million of series GY 2.875% due 4 March 2016.  Interest is payable annually in Canadian dollars at a fixed rate.

(16) The Province issued an additional $300 million in May 2008, $300 million in April 2009 and $300 million in March 2010, of its Series GT debentures.

(17) The Province issued an additional $300 million in November 2008 and $300 million in April 2009 of its Series GV debentures.

(18) In January 2009 the Province issued an additional $420 million of its Series GX debentures.

(19) The Province issued an additional $300 million in June 2009 and $300 million in September 2009 of its Series HA debentures.

(20) Issued to the New Brunswick Immigrant Investor Fund (2009) Ltd, non-negotiable or transferable.

Exhibit “99.1” Current Province of New Brunswick Description

(21) The Province issued an additional $300 million in April 2010 and $300 million in February 2011 and $100 million in February 2012 of its Series HB debentures.

(22) The Province issued an additional $500 million in May 2010, $300 million in December 2010 and $165 million in February 2011 of its Series HC debentures.

(23) In August 2010, the Province issued an additional $300 million of its Series GQ debentures.

(24) Canadian $734,000.0 represents the amount payable under an interest rate and currency swap agreement with a counterparty for the repayment at maturity of the Province’s debt of Series HD 2.75% $750 million US due 18 Jun 2018.  Interest is payable semi-annually in Canadian dollars at a fixed rate.

(25) Canadian $300,000.0 represents the amount payable under an interest rate swap agreement with a counterparty of its Series HE.  Interest is payable monthly in Canadian dollars at a floating rate.

(26) The Province issued an additional $300 million in November 2011 and $300 million in February 2012 of its Series HF debentures.

(27) The Province issued an additional $65 million in January 2012 of its Series HG debentures.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by fundamental market forces without intervention except as required to maintain orderly conditions.

Spot exchange rates for the U.S. dollar and Swiss franc in Canada, expressed in Canadian dollars, are shown in the table below for 2008 through 2012.

Average of Noon Spot Rates	2008	2009	2010	2011	2012

U.S. Dollar	1.0279	1.2602	1.0156	0.9718	0.9926
Swiss Franc	1.036	1.1058	0.9646	1.0611	1.0870

Source: Bank of Canada

SOURCES OF INFORMATION

Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as an official public document.

All financial information of the Province contained herein was obtained from the annual Budget and Main Estimates, any financial reviews pertaining thereto and the Public Accounts, or was prepared by representatives of the Department of Finance in their official capacities.  The information set forth under "Province of New Brunswick", and other than as described in the preceding paragraph, was prepared by representatives of the Department of Finance in their official capacities.